Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q4 and FY 2014 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures			excl. Diagnostics1			Reported		excl. Diagnostics1			Reported
	Q4 2014	2	Q4 2013	% change		Q4 2013	FY 20142	FY 2013	% change		FY 2013
	USD m		USD m	USD	cc3	USD m	USD m	USD m	USD	cc3	USD m
Net sales	14 633		14 926	- 2	4	15 078	57 996	57 355	1	3	57 920
Continuing operations operating income	2 266		2 461	- 8	1	2 461	11 156	11 636	- 4	2	11 636
Corporate income & expense, net	85		- 128	nm	nm	- 128	- 67	- 653	90	91	- 653
Discontinuing operations operating loss/income	-1 179		- 55	nm	nm	40	- 353	- 312	- 13	-5	- 73
Group operating income	1 172		2 278	- 49	- 39	2 373	10 736	10 671	1	7	10 910
As % of net sales	8.0%		15.3%			15.7%	18.5%	18.6%			18.8%
Income from associated companies	579		154	276	277	154	1 920	600	220	220	600
Interest expense	- 188		- 163	- 15	- 21	- 163	- 704	- 683	- 3	- 6	- 683
Other financial income and expense	13		- 42	nm	nm	- 42	- 31	- 92	66	31	- 92
Taxes	- 89		- 228	61	56	- 264	-1 641	-1 352	- 21	- 28	-1 443
Net income	1 487		1 999	- 26	- 16	2 058	10 280	9 144	12	19	9 292
EPS (USD)	0.62		0.81	-23	-13	0.83	4.21	3.70	14	20	3.76
Free cash flow3	4 419		3 130	41		3 319	10 762	9 592	12		9 945
Core3
Operating income	3 322		3 293	1	9		14 616	14 191	3	8
As % of net sales	22.7%		22.1%				25.2%	24.7%
Net income	2 914		2 892	1	9		12 755	12 351	3	8
EPS (USD)	1.21		1.18	3	12		5.23	5.01	4	10

Following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent transaction with CSL Limited), in order to comply with International Financial Reporting Standards (IFRS), Novartis separated the Group’s reported financial data for the current and prior years into “discontinuing” and “continuing” operations, defined on page 22.

The transaction with Lilly closed on January 1, 2015 with the divestment of Animal Health. Novartis expects the transaction with GSK to be completed in the first half of 2015, and the transaction with CSL Limited (CSL) to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals. Despite the IFRS required presentation of discontinuing versus continuing operations, until the GSK and CSL transactions are closed, Novartis remains fully committed to all Group activities.

In addition, all growth rates related to Novartis Group and Vaccines Division results contained within this release, unless otherwise noted, refer to 2013 data excluding the blood transfusion diagnostics business, to help illustrate performance on a comparable basis.

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 85.
2 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
3 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures and reconciliation tables can be found beginning on page 54.

Fourth quarter

Group net sales
Group net sales amounted to USD 14.6 billion (-2%, +4% cc) in the fourth quarter. Growth Products1 contributed USD 4.7 billion or 32% of Group net sales, up 14% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net income of USD 85 million in the fourth quarter compared to a net expense of USD 128 million in the prior-year period, mainly due to a USD 248 million gain in the quarter from selling a Novartis Venture Fund investment.

Group operating income
Group operating income decreased 49% (-39% cc) to USD 1.2 billion, mainly due to an exceptional pre-tax impairment charge of USD 1.1 billion related to the pending divestment to CSL of the influenza vaccines business. Currency had a negative impact of 10 percentage points, primarily due to the weakening of the euro, yen and ruble against the US dollar. Operating income margin decreased to 8.0% of net sales, down 6.4 percentage points (cc) from the prior-year quarter mainly on account of the exceptional influenza vaccines business impairment charge. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 7.3 percentage points. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 101 million for the quarter, improving the operating income margin by 0.7 percentage points (cc).

The adjustments made to Group operating income to arrive at core operating income increased to USD 2.2 billion (2013: USD 1.0 billion), mainly on account of the exceptional USD 1.1 billion impairment charge for the influenza vaccines business in the fourth quarter of 2014.

Excluding these items, Group core operating income increased 1% (+9% cc) to USD 3.3 billion. Core operating income margin in constant currencies increased 1.1 percentage points mainly due to lower functional costs driven by productivity programs, partly offset by unfavorable other income and expense. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 49 million, improving the core operating income margin by 0.3 percentage points (cc). Currency had a negative impact of 0.5 percentage points, resulting in a net increase of 0.6 percentage points to 22.7% of net sales.

Income from associated companies
Income from associated companies amounted to USD 579 million compared to USD 154 million in the fourth quarter of 2013. The increase was mainly due to a gain of USD 421 million recognized on the sale of the shares of LTS Lohmann Therapie-Systeme AG in November 2014. The contribution from the investment in Roche amounted to USD 153 million compared to USD 168 million in the prior-year quarter.

Core income from associated companies increased from USD 198 million in the prior-year period to USD 209 million in the fourth quarter of 2014.

Interest expense and other financial income/expense
Interest expense increased to USD 188 million from USD 163 million in the prior-year period due to recent bond issues. Other financial income and expense amounted to a net income of USD 13 million compared to a net expense of USD 42 million in the 2013 period, mainly due to hedging gains.

Taxes
The total Group’s tax rate (taxes as percentage of pre-tax income) in the fourth quarter decreased to 5.6% from 10.2% in the prior-year quarter, mainly due to the USD 1.1 billion impairment charge for the influenza vaccines business, other exceptional items in the quarter and the effect of adjusting to the full-year tax rate which was less than the previously estimated full-year rate.

The Group’s core tax rate (taxes as percentage of pre-tax income) increased to 13.2% from 12.0% in the prior-year quarter.

1 "Growth Products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months).

Net income and EPS
Group net income of USD 1.5 billion was down 26% (-16% cc), mainly due to lower operating income, partially offset by higher income from associated companies, which included a USD 0.4 billion pre-tax gain from the divestment of the shareholding in LTS Lohmann Therapie-Systeme AG and lower tax expense.

EPS was USD 0.62 (-23%, -13% cc), down slightly less than net income due to lower average outstanding shares and lower minority interest.

Group core net income of USD 2.9 billion was up 1% (+9% cc), in line with core operating income.

Core EPS was USD 1.21 (+3%, +12% cc), growing ahead of core net income mainly due to lower average outstanding shares and lower minority interest.

Comparing results for the fourth quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales decreased 3% in USD (+3% cc), Group total operating income was down 51% (-42% cc), Group total net income decreased 28% (-18% cc), and Group total EPS decreased 25% (-16% cc), down slightly less than Group total net income due to the lower average number of outstanding shares and lower minority interest. The tax rate in the fourth quarter of 2014 was 5.6%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 11.4%.

Full year

Group net sales
Group net sales increased 1% (+3% cc) to USD 58.0 billion in the full year. Growth Products contributed USD 18.6 billion or 32% of Group net sales, up 18% (USD) over 2013. Loss of exclusivity, including for Diovan, impacted sales by approximately USD 2.4 billion.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 67 million in 2014 compared to USD 653 million in the prior year, mainly due to a USD 456 million increase in other revenues principally related to the retained Vaccines intellectual property rights, including a USD 302 million commercial settlement gain and a USD 248 million gain from selling a Novartis Venture Fund investment.

Group operating income
Group operating income increased 1% (+7% cc) to USD 10.7 billion. The USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. was more than offset by an exceptional pre-tax impairment charge of USD 1.1 billion in the fourth quarter related to the pending divestment to CSL of the influenza vaccines business. The negative currency impact of 6 percentage points was mainly due to the weakening of emerging market currencies (especially the ruble) and the yen against the US dollar. Operating income margin was 18.5% of net sales, up 0.8 percentage points (cc) from the prior-year period. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 0.1 percentage points. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 277 million for the full year, improving operating income margin by 0.5 percentage points (cc).

The adjustments made to Group operating income to arrive at core operating income amounted to USD 3.9 billion (2013: USD 3.5 billion). These adjustments include a USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit and the USD 0.3 billion commercial settlement gain, which were offset by the exceptional USD 1.1 billion impairment charge for the influenza vaccines business.

Excluding these items, Group core operating income increased 3% (+8% cc) to USD 14.6 billion. Core operating income margin in constant currencies increased 1.2 percentage points; currency had a negative currency impact of 0.7 percentage points, resulting in a net increase of 0.5 percentage points to 25.2% of net sales. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 134 million, improving the core operating income margin by 0.2 percentage points (cc).

Income from associated companies
Income from associated companies amounted to USD 1.9 billion in 2014, compared to USD 600 million in 2013. The increase was mainly due to the gains recognized on the sale of shares of LTS Lohmann Therapie-Systeme AG and on the sale of the shares of Idenix Pharmaceuticals, Inc., which amounted to USD 421 million and USD 812 million, respectively. An additional income of USD 64 million was recorded on investments in associated companies held by the Novartis Venture Funds, which have been accounted at fair value from January 1, 2014 onwards, consistent with other investments held by these Funds. The contribution from the investment in Roche of USD 599 million was approximately in line with the prior-year level.

Core income from associated companies increased to USD 945 million from USD 877 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense increased slightly to USD 704 million from USD 683 million in the prior year. Other financial income and expense amounted to a net expense of USD 31 million compared to a net expense of USD 92 million in 2013, mainly as a result of hedging gains.

Taxes
The total Group’s tax rate in the full year of 2014 increased to 13.8% from 12.9% in 2013, principally due to the impact of taxes on the various exceptional gains and impairments and other exceptional charges which occurred during the year.

The core tax rate increased slightly to 14.0% from 13.9% in 2013.

Net income and EPS
Group net income of USD 10.3 billion was up 12% (+19% cc), growing ahead of operating income mainly due to higher income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals, Inc. to Merck & Co., and a pre-tax gain of USD 0.4 billion from the divestment of the shareholding in LTS Lohmann Therapie-Systeme AG, partly offset by an increase in tax expense.

EPS was up 14% (+20% cc) to USD 4.21, growing ahead of net income due to lower average outstanding shares and lower minority interest.

Group core net income of USD 12.8 billion was up 3% (+8% cc), in line with core operating income.

Core EPS was USD 5.23 (+4%, +10% cc), growing ahead of core net income due to lower average outstanding shares and lower minority interest.

Comparing results for the full year of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales remained stable in USD (0%, +2% cc), Group total operating income was down 2% (+5% cc), Group total net income increased 11% (+17% cc) and Group total EPS grew slightly ahead of net income at 12% (+18% cc) due to lower average outstanding shares and lower minority interest. The tax rate in the full year of 2014 was 13.8%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 13.4%.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 860	8 323	-6	0	31 791	32 214	-1	1
Operating income	1 611	2 013	-20	-14	8 471	9 376	-10	-5
As % of net sales	20.5	24.2			26.6	29.1
Core operating income	1 977	2 133	-7	0	9 514	9 523	0	4
As % of net sales	25.2	25.6			29.9	29.6

Fourth quarter

Net sales
Pharmaceuticals net sales were USD 7.9 billion (-6%, 0% cc) with volume growth of 8 percentage points offset by the negative impact of generic competition (-8 percentage points), largely for Diovan monotherapy and Exforge (US generic entry for Exforge on September 30, 2014 and for Exforge HCT on December 1, 2014). Growth products2 generated USD 3.6 billion of division net sales, growing 18% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio3 and Jakavi – contributed 46% of division net sales, compared to 39% in the 2013 quarter.

Regionally, European sales (USD 2.7 billion, +5% cc) were strong, driven by Growth Products. US sales (USD 2.4 billion, -8% cc) declined due to generic competition for Diovan monotherapy, Exforge, Myfortic and Ritalin, which more than offset growth for Gleevec/Glivec, Gilenya, Afinitor and Tasigna. Japan sales (USD 0.6 billion, -20% cc) decreased, mainly due to a continued decline in Diovan sales, a biennial price cut for many brands and the impact of issues related to investigator initiated trials. Emerging Growth Markets (USD 2.2 billion, +13% cc) continued to perform strongly.

Oncology sales grew 10% (cc) to USD 3.1 billion, driven mainly by Tasigna (USD 428 million, +30% cc), Afinitor (USD 426 million, +24% cc) and Gleevec/Glivec (USD 1.2 billion, +5% cc). In Specialty Care, Gilenya (USD 666 million, +32% cc) grew double-digit in the US and most ex-US markets, and Lucentis sales (USD 588 million, +1% cc) grew slightly, driven by the uptake in non-AMD indications, offsetting the impact of wet AMD competition. Primary Care strategic franchise performance (USD 0.7 billion, +14% cc) was underpinned by continued strong uptake of the COPD portfolio3 (USD 149 million, +94% cc) and Xolair (USD 200 million, +25% cc), partly offset by Galvus (USD 295 million, -1% cc), which Novartis stopped distributing in Germany in July.

Operating income
Operating income of USD 1.6 billion (-20%, -14% cc) declined principally due to exceptional items including net impairments of USD 157 million (primarily related to DEB025, which was terminated as a result of a hepatitis C virus strategy review) and net restructuring charges of USD 207 million (mainly related to a voluntary retirement program in Japan). Prior-year adjustments amounted to USD 120 million, principally due to the amortization of intangible assets of USD 70 million and impairment charges of USD 86 million, partially offset by gains on selling financial assets of USD 125 million.

Core operating income was USD 2.0 billion (-7%, 0% cc). Core margin in constant currencies remained in line with the prior year; currency had a negative impact of 0.4 percentage points, resulting in a core margin of 25.2% of net sales.

1 Continuing operations do not yet include the results from oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare OTC joint venture interest which will be created at the same time.
2 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan).
3 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Core gross margin as a percentage of net sales improved by 0.2 percentage points (cc). Core R&D expenses improved by 0.3 percentage points (cc), and core M&S and core G&A expenses remained unchanged, marking another quarter of productivity programs and effective resource allocation. Core Other Income and Expense, net decreased the margin by 0.5 percentage points (cc).

Full year

Net sales
Pharmaceuticals delivered net sales of USD 31.8 billion (-1%, +1% cc) for the full year, driven by volume growth (+7 percentage points) and pricing (+1 percentage points), offset by the impact of generic competition (-7 percentage points). Growth Products continued to drive performance and rejuvenate the portfolio, generating USD 13.7 billion of division net sales, up 17% (cc) over the previous year.

Europe (USD 11.2 billion, +3% cc) benefited from the performance of growth products, partially offset by generic competition. The US (USD 9.8 billion, -5% cc) was impacted by generic competition for Diovan, Myfortic, Ritalin and TOBI nebulizer solution. Japan’s performance (USD 2.7 billion, -11% cc) was mainly impacted by a continued decline in Diovan sales, the biennial price decrease and the impact of issues related to investigator initiated trials. Emerging Growth Markets (USD 8.1 billion, +11% cc) showed double-digit growth, notably in Turkey, Brazil and China.

Operating income
Operating income was USD 8.5 billion (-10%, -5% cc) for the full year. Included in operating income was USD 576 million of net restructuring charges related to redeployment initiatives and a voluntary retirement program in Japan, USD 266 million of net impairment charges, USD 157 million for the US Healthcare Fee exceptional charge and the USD 125 million charge related to the Lucentis investigation in Italy (which nevertheless continues to be vigorously defended), partly offset by exceptional divestment gains of USD 237 million. The full year of 2013 had net adjustments of USD 147 million.

Core operating income was USD 9.5 billion (0%, +4% cc), generating core operating leverage in constant currency due to productivity programs and effective resource allocation. Core margin in constant currencies improved by 1.1 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net margin expansion of 0.3 percentage points to 29.9% of net sales.

Core gross margin as a percentage of net sales remained stable from the prior year. Core R&D expenses improved by 0.7 percentage points (cc), reflecting prior-year increased investments in late-stage clinical trials, as well as continued productivity efforts. Core M&S and core G&A expenses improved by 0.8 percentage points (cc), as continuing productivity efforts and funding reduction for non-strategic brands offset additional investments in new product launches. Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc).

Pharmaceuticals product review

The information in this release reflects 2014 franchise structure within the Pharmaceuticals Division. As of January 2015, the Pharmaceuticals Division includes the following areas: Oncology, Immunology and Dermatology, Cardio-Metabolic, Retina, Neuroscience, Respiratory, Cell and Gene Therapies, and Established Medicines. The presentation of franchise performance using the new structure will commence with the first quarter 2015 earnings release with comparable 2014 information restated.

All comments below focus on fourth quarter movements.

PRIMARY CARE
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Onbrez Breezhaler/Arcapta Neohaler	56	53	6	15	220	192	15	17
Seebri Breezhaler	42	25	68	88	146	58	152	159
Ultibro Breezhaler	51	6	nm	nm	118	6	nm	nm
COPD portfolio	149	84	77	94	484	256	89	93
Galvus	295	328	-10	-1	1 224	1 200	2	6
Xolair1	200	173	16	25	777	613	27	30
TOBI	65	88	-26	-23	281	387	-27	-26
Other	8	10	-20	2	46	40	15	20
Total strategic franchise products	717	683	5	14	2 812	2 496	13	16
Diovan	379	843	-55	-53	2 345	3 524	-33	-32
Exforge	298	372	-20	-14	1 396	1 456	-4	-2
Tekturna/ Rasilez	47	59	-20	-15	207	290	-29	-27
Other	274	352	-22	-16	1 201	1 312	-8	-6
Established medicines	998	1 626	-39	-34	5 149	6 582	-22	-20
Total Primary Care products	1 715	2 309	-26	-20	7 961	9 078	-12	-10
nm = not meaningful

Onbrez Breezhaler/Arcapta Neohaler (USD 56 million, +15% cc) continued to grow worldwide as a once-daily bronchodilator of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler/Arcapta Neohaler (indacaterol), a long-acting beta-2 agonist (LABA) approved in over 100 countries, is delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Seebri Breezhaler (USD 42 million, +88% cc), a once-daily inhaled long-acting muscarinic antagonist (LAMA) indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD, showed strong growth in the quarter. Delivered via the Breezhaler inhalation device, Seebri Breezhaler (glycopyrronium bromide) is approved in over 70 countries across Europe, Japan, Canada, Latin America, Asia, Australia and the Middle East, and a regulatory application has been submitted in the US. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei.

Ultibro Breezhaler (USD 51 million) is a LABA/LAMA approved as a first-in-class once-daily dual bronchodilator in over 50 countries outside the US (including EU and Japan) and launched in over 25 countries (including the UK, Germany, Japan and Canada). Ultibro Breezhaler is a fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. A regulatory application has been submitted in the US.

The COPD portfolio, which includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler, grew 94% (cc) to USD 149 million in the fourth quarter.

1 Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Galvus Group (USD 295 million, -1% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, saw sales decline, driven by the distribution stop in the German market on July 1, 2014. Sales for the first six months of 2014 in Germany were USD 57 million. Galvus delivered a solid performance overall, with strong growth in many markets around the world. The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. Galvus Group is currently approved in more than 120 countries.

Xolair (USD 200 million, +25% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly in Canada, Europe and Latin America. Xolair is also approved in the EU, Switzerland and 35 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

TOBI Group (USD 65 million, -23% cc), which includes TOBI nebulizer solution formulation and TOBI Podhaler, a dry powder formulation of the antibiotic tobramycin for the management of cystic fibrosis sales, declined due to generic competition for TOBI nebulizer solution formulation. Approved in over 60 countries, TOBI Podhaler contributed 65% of total TOBI Group sales in the fourth quarter.

Diovan Group (USD 379 million, -53% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to generic competition in most markets including the US (following July 7, 2014 Diovan monotherapy generic entry), many EU countries and Japan (generic entry in June 2014), compounded in Japan by the impact of issues related to investigator initiated trials.

Exforge Group (USD 298 million, -14% cc), which includes Exforge and Exforge HCT, declined due to the entry of generic competition in the US for both Exforge (generic entry in October 2014) and Exforge HCT (November 2014). Sales remained stable in the EU and continued to experience double-digit growth in China and a number of emerging markets. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

ONCOLOGY
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 237	1 227	1	5	4 746	4 693	1	2
Tasigna	428	352	22	30	1 529	1 266	21	24
Subtotal Bcr-Abl franchise	1 665	1 579	5	10	6 275	5 959	5	7
Sandostatin	416	416	0	5	1 650	1 589	4	6
Afinitor/Votubia	426	361	18	24	1 575	1 309	20	22
Exjade	243	244	0	5	926	893	4	6
Femara	98	100	-2	6	380	384	-1	2
Jakavi	84	47	79	91	279	163	71	72
Zometa	57	94	-39	-34	264	600	-56	-55
Proleukin	15	26	-42	-42	74	91	-19	-19
Zykadia	12	0	nm	nm	31	0	nm	nm
Other	66	60	10	11	249	228	9	10
Total Oncology products	3 082	2 927	5	10	11 703	11 216	4	6
nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.7 billion in sales (+10% cc) in the fourth quarter, driven by growth of both products.

Gleevec/Glivec (USD 1.2 billion, +5% cc) experienced modest growth in the fourth quarter, driven mainly by the US. In the US, Novartis Pharmaceuticals Corporation has settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expires in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US on February 1, 2016.

Tasigna (USD 428 million, +30% cc) double-digit performance in the fourth quarter was driven by strong growth in the US and other markets. Tasigna is a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Sandostatin (USD 416 million, +5% cc) continued to benefit from the increasing use of Sandostatin LAR1 in key markets. Sandostatin is a somatostatin analogue used to treat patients with acromegaly as well as neuroendocrine tumors (NET). In NET, it is used for both the treatment of patients with symptoms of carcinoid syndrome and those with advanced NET of the midgut or unknown primary tumor location (currently approved in 47 countries). An enhanced presentation of Sandostatin LAR, which includes an improved diluent, safety needle and vial adapter, has been approved in 58 countries, with additional filings underway.

Afinitor/Votubia (USD 426 million, +24% cc) performance in the fourth quarter was driven by strong growth in the US, Japan and other markets. Afinitor is an oral inhibitor of the mTOR pathway approved in combination with exemestane for the treatment of patients with HR+/HER2- advanced breast cancer after failure with a non-steroidal aromatase inhibitor, for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic NET. Afinitor is also approved for subependymal giant cell astrocytoma (SEGA) and renal angiomyolipoma associated with tuberous sclerosis complex. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 243 million, +5% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, is also approved for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia in more than 70 countries, with additional regulatory reviews underway. Regulatory applications have been submitted in the US, Canada and Colombia for a new film-coated tablet formulation that can be swallowed. Applications for the new formulation are currently being filed in other countries.

Jakavi (USD 84 million, +91% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced very strong growth in the quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 65 countries, including EU member states, Japan, Canada, Australia, Mexico and Argentina. Regulatory applications have been submitted in the EU, Switzerland and Japan for Jakavi in polycythemia vera. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

1 Long acting release

SPECIALTY CARE

Neuroscience
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	666	527	26	32	2 477	1 934	28	30
Exelon/Exelon Patch	240	250	-4	0	1 009	1 032	-2	-1
Comtan/Stalevo	89	103	-14	-5	371	401	-7	-4
Extavia	43	37	16	20	177	159	11	11
Other	16	21	-24	-24	66	78	-15	-15
Total strategic franchise products	1 054	938	12	18	4 100	3 604	14	15
Established medicines	100	112	-11	-2	409	444	-8	-3
Total Neuroscience products	1 154	1 050	10	16	4 509	4 048	11	13

Gilenya (USD 666 million, +32% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (MS), continued to show strong double-digit growth as the market moves towards oral treatments with higher efficacy and away from more traditional injectable therapies. Gilenya continued to see volume growth through new patient initiations (includes new patient starts, i.e. naïve patients, plus switches) in both the US and ex-US markets. Gilenya is approved in over 80 countries around the world and it is estimated that Gilenya has been used to treat approximately 114,000 patients in clinical trials and in a post-marketing setting, with a total patient exposure of approximately 195,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 240 million, 0% cc) sales remained stable in the fourth quarter due to generic competition for Exelon Patch in the EU offsetting a solid performance for Exelon Patch in the US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson’s disease dementia. Exelon Patch is also indicated for the treatment of patients with severe AD in 11 countries, including the US. In Europe, the high-dose patch (15 cm2) for mild-to-moderately severe AD was launched in several markets in 2013. Exelon Patch total patient exposure is approximately 3.8 million patient years.

Ophthalmics
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	588	630	-7	1	2 441	2 383	2	5
Other	13	14	-7	-4	63	61	3	5
Total Ophthalmics products	601	644	-7	1	2 504	2 444	2	5

Lucentis (USD 588 million, +1% cc) sales grew slightly, driven by the uptake in non-age-related macular degeneration (non-AMD) indications (such as visual impairment due to diabetic macular edema; macular edema secondary to central and branch retinal vein occlusion; and choroidal neovascularization secondary to pathologic myopia), offsetting the impact of competition in the wet AMD indication. The Lucentis pre-filled syringe was successfully launched in all key European countries, as well as Japan and Australia. Non-AMD indications contributed 43% of Lucentis sales in the fourth quarter, compared to 32% for the 2013 period. Emerging Growth Markets contributed 19% of Lucentis sales versus 18% last year. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, that has demonstrated significant efficacy with individualized dosing in its licensed indications and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	164	195	-16	-9	684	750	-9	-6
Myfortic	131	159	-18	-10	543	637	-15	-11
Zortress/Certican	85	63	35	45	327	249	31	36
Ilaris	54	37	46	54	199	119	67	69
Other	45	43	5	9	173	169	2	4
Total strategic franchise products	479	497	-4	4	1 926	1 924	0	3
Everolimus stent drug	62	46	35	46	205	247	-17	-18
Established medicines	224	259	-14	-9	981	1 112	-12	-10
Total IHC products	765	802	-5	2	3 112	3 283	-5	-3

Xolair is listed in the Primary Care franchise section.

Myfortic (USD 131 million, -10% cc), a transplantation medicine, has experienced a sales decline after the expected launch of generic competition in the US in early 2014. Myfortic continued to grow in geographies without generic competition.

Zortress/Certican (USD 85 million, +45% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the fourth quarter. It is also approved in over 70 countries for liver transplant patients, in the EU, US, and many other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 54 million, +54% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for Hereditary Periodic Fever Syndromes.

Alcon
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 703	2 665	2	7	10 827	10 496	3	6
Operating income	365	172	112	155	1 597	1 232	30	43
As % of net sales	13.5	6.5			14.8	11.7
Core operating income	895	851	5	14	3 811	3 694	3	8
As % of net sales	33.1	32.1			35.2	35.2

Fourth quarter

Net sales
Alcon net sales were USD 2.7 billion (+2%, +7% cc) in the fourth quarter, led by robust growth in the Ophthalmic Pharmaceuticals and Surgical franchises. Emerging Growth Markets grew strongly (+7%, +17% cc), offset by weaker growth in Japan.

Ophthalmic Pharmaceuticals grew (+4%, +10% cc), driven by double-digit growth (cc) in the glaucoma franchise, Systane for dry eye, and Ilevro, a non-steroidal anti-inflammatory. Surgical performance (+1%, +7% cc) benefited from strong sales of the Centurion phacoemulsification cataract platform, with improving growth performance in AcrySof intraocular lenses. Vision Care (0%, +4% cc) was driven by strong growth of Dailies Total1 and AirOptix Colors, offset by a decline in contact lens care solutions resulting from a continued market shift to daily disposable lenses as well as strong competitive pressures in the US.

Regionally, Emerging Growth Markets delivered strong growth (cc), led by China (+26%, +28% cc), Russia (-11%, +30% cc), and India (+12%, +12% cc). Latin America also grew strongly (+9%, +18% cc), driven by double-digit growth (cc) across franchises. North America (+6%, +7% cc) saw strong growth in Ophthalmic Pharmaceuticals and Vision Care with moderate growth in Surgical against a high prior-year comparator. Sales in Europe, the Middle East and Africa (-4%, +4% cc) improved, driven by solid Ophthalmic Pharmaceuticals performance, offset by weaker performance in Vision Care. Japan sales were weaker (-10%, +2% cc) across franchises.

Operating income
Operating income increased 112% (+155% cc) to USD 365 million, driven by strong operating performance and the ending in 2013 of integration charges related to the acquisition of Alcon. Adjustments to arrive at core operating income for the quarter amounted to USD 530 million, consisting of USD 522 million for the amortization of intangible assets, USD 10 million for restructuring costs including Group-wide rationalization of manufacturing sites, and other net income of USD 2 million. Prior-year adjustments amounted to USD 679 million due to amortization, integration costs, and restructuring charges.

Core operating income advanced 5% (+14% cc) to USD 895 million, driven by higher sales and productivity programs. Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 1.1 percentage point, resulting in a net increase of 1.0 percentage points to 33.1% of net sales.

Core gross margin as a percentage of net sales increased by 0.9 percentage points (cc), driven by improved product mix. Core R&D expenses decreased by 0.6 percentage points (cc) compared to prior year, driven by continued project prioritization, which offset continued investment in important clinical trials. Core M&S and core G&A expenses decreased by 0.9 percentage points (cc), despite continued investment in new product launches. Core Other Income and Expense, net increased by 0.3 percentage points (cc).

Full year

Net sales
Alcon net sales grew 3% (+6% cc) to USD 10.8 billion for the full year 2014. Surgical franchise sales advanced 5% (+7% cc), driven by strong sales of equipment, led by the launch of the Centurion phacoemulsification cataract platform and Verion image-guided pre-operative diagnostic system, continued growth of the LenSx femtosecond laser platform, and growth in cataract and vitreoretinal disposables. Growth in Ophthalmic Pharmaceuticals (+3%, +5% cc) was driven by double-digit growth of Systane, Ilevro, and fixed-dose glaucoma combination products, offset by weak allergy and otic seasons in the US and Japan. Vision Care (+2%, +4% cc) benefited from launches of innovative contact lenses, including Dailies Total1 and AirOptix Colors, partially offset by declining contact lens care sales.

Regionally, Emerging Growth Markets showed strong growth, led by China (+22%, +23% cc), Russia (+6%, +27% cc), India (+8%, +13% cc), and Latin America (+8%, +17% cc). North America (+4%, +4%) grew strongly in Surgical behind a successful Centurion launch, offset by weaker growth in Ophthalmic Pharmaceuticals, primarily driven by a market decline in seasonal allergy and otic products. Europe, the Middle East and Africa (+2%, +3% cc) saw moderate Surgical and Ophthalmic Pharmaceuticals performance. Japan sales (-5%, +3% cc) grew moderately in Surgical, partially offsetting weaker growth in Ophthalmic Pharmaceuticals and Vision Care.

Operating income
Operating income increased 30% (+43% cc) to USD 1.6 billion, driven by strong operating performance as well as the ending in 2013 of integration charges related to the acquisition of Alcon. Adjustments to arrive at core operating income amounted to USD 2.2 billion, consisting of USD 2.1 billion for the amortization of intangible assets and USD 71 million for restructuring costs including Group-wide rationalization of manufacturing sites.

Core operating income increased 3% (+8% cc) to USD 3.8 billion. Core operating income margin in constant currencies increased by 0.6 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a stable core margin of 35.2% of net sales.

Core gross margin as a percentage of net sales declined by 0.7 percentage points (cc), driven by product mix, which was impacted by the continued rollout of surgical equipment and costs relating to increasing capacity for contact lens launches. Core R&D expenses decreased 0.7 percentage points (cc) compared to prior year, driven by continued project prioritization, which offset continued investment in important clinical trials. Core M&S and core G&A expenses improved 1.0 percentage point (cc), due to continued productivity initiatives. Core Other Income and Expense, net increased by 0.4 percentage points (cc).

Alcon product review

All comments below focus on fourth quarter movements.

Surgical
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	836	826	1	7	3 174	3 037	5	7
IOLs - Cataract	319	333	-4	1	1 264	1 297	-3	0
Vitreoretinal products	158	161	-2	4	615	592	4	7
Refractive/Other	72	70	3	10	284	268	6	8
Total	1 066	1 057	1	7	4 073	3 897	5	7

Global Surgical sales increased 1% (+7% cc) to USD 1.1 billion in the fourth quarter, driven by strong equipment sales, including Centurion and Verion, as well as cataract and vitreoretinal disposables. While the cataract procedure market continued to expand strongly in Emerging Growth Markets, the US market experienced only moderate growth. Sales of advanced technology IOLs improved (-2%, +3% cc).

Ophthalmic Pharmaceuticals
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	331	315	5	13	1 319	1 265	4	7
Allergy/Otic/Nasal	178	173	3	5	887	939	-6	-4
Infection/Inflammation	279	263	6	11	1 066	1 019	5	7
Dry Eye/Tears	155	142	9	15	608	558	9	12
Other	81	90	-10	1	331	327	1	6
Total	1 024	983	4	10	4 211	4 108	3	5

Global sales in Ophthalmic Pharmaceuticals grew 4% (+10% cc) to USD 1.0 billion in the fourth quarter. Glaucoma sales grew double-digit, driven by strong sales of fixed-dose combination products globally, including DuoTrav, Azarga and Simbrinza.

Otic and allergy sales, including Ciprodex and Pataday/Patanol products, grew moderately despite the impact of generic competitive entries to Patanase in the US. Within the Infection/Inflammation segment, sales growth was driven by Ilevro and Durezol, and other products which benefited from a low prior-year comparator. Alcon continued to experience strong growth momentum in Dry Eye, led by the Systane eye drops and ointments product family (+19%, +25% cc), from increased channel distribution and new product launches.

Vision Care
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	455	436	4	10	1 897	1 793	6	7
Contact lens care	158	179	-12	-7	646	698	-7	-5
Total	613	615	0	4	2 543	2 491	2	4

Vision Care global product sales were stable (0%, +4% cc) at USD 613 million in the fourth quarter, benefiting from strong contact lens performance (+4%, +10% cc) with the continued rollout of Dailies Total1, AirOptix Colors, Dailies AquaComfort Plus (DACP) Toric and DACP Multifocal. Sales of contact lens solutions (-12%, -7% cc) declined, driven by the market shift to daily disposable lenses as well as competitive pressures in the US.

Sandoz
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 512	2 411	4	11	9 562	9 159	4	7
Operating income	290	276	5	16	1 088	1 028	6	14
As % of net sales	11.5	11.4			11.4	11.2
Core operating income	416	373	12	21	1 571	1 541	2	7
As % of net sales	16.6	15.5			16.4	16.8

Fourth quarter

Net sales
Sandoz net sales increased 4% (+11% cc) to USD 2.5 billion in the fourth quarter, as volume growth of 20 percentage points more than compensated for 9 percentage points of price erosion.

US sales of retail generics and biosimilars delivered strong growth (+24% cc), driven by recent successful launches, partly offset by higher price erosion. Germany grew (+5% cc) in a declining market, while Western Europe (excluding Germany) grew 4% (cc). Japan continued to show double-digit growth (+14% cc). In emerging markets, Asia (excluding Japan, +18% cc) and Latin America (+17% cc) grew strongly, while Central and Eastern Europe increased sales by 6% (cc) in the quarter.

Sandoz continued to strengthen its leading global position in biosimilars (USD 132 million, +18% cc), with double-digit sales growth driven by strong momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Sandoz operating income increased 5% (+16% cc) to USD 290 million. Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 126 million, including amortization of intangible assets of USD 96 million and impairment charges of USD 18 million.

Core operating income increased 12% (+21% cc) to USD 416 million. Core operating income margin in constant currencies increased 1.4 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 1.1 percentage points to 16.6% of net sales.

Core gross margin as a percentage of net sales increased by 0.9 percentage points (cc), driven by product mix and ongoing productivity improvements, partially offset by continued price erosion. Core R&D expenses decreased by 0.1 percentage points (cc) as higher sales offset additional investments in biosimilar clinical trials. Core M&S and core G&A expenses improved by 1.1 percentage points (cc), despite ongoing investments into biosimilars. Core Other Income and Expense, net decreased the margin by 0.7 percentage points (cc), largely due to favorable exceptional items in the prior-year quarter.

Full year

Net sales
Net sales increased by 4% (+7% cc) to USD 9.6 billion, as volume growth of 15 percentage points more than offset 8 percentage points of price erosion. Performance was driven by strong retail generics and biosimilars sales growth (including the Diovan monotherapy authorized generic launch) in Asia (excluding Japan) (+15% cc), the US (+14% cc), Latin America (+10% cc) and Canada
(+9% cc). Central and Eastern Europe (+5% cc) and Western Europe (excluding Germany) (+4% cc) showed solid growth, while German sales were stable (0% cc). Biosimilars grew 23% (cc) to reach USD 514 million globally in 2014.

Operating income
Operating income increased by 6% (+14% cc) to USD 1.1 billion, benefiting from strong operating performance and unrepeated prior-year legal settlements. Adjustments to arrive at core operating income amounted to a net expense of USD 483 million, mainly due to USD 400 million for the amortization of intangible assets and USD 47 million of impairment charges.

Core operating income was up 2% (+7% cc) to USD 1.6 billion. Core operating income margin in constant currencies increased by 0.1 percentage points, despite high price erosion; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.4 percentage points to 16.4% of net sales.

Core gross margin as a percentage of net sales decreased 0.2 percentage points (cc), as high price erosion was only partially compensated by favorable sales mix and productivity programs. Core R&D expenses improved by 0.1 percentage points (cc), and Core M&S and core G&A expenses improved by 0.3 percentage points (cc), driving operating leverage as sales continued to grow. Core Other Income and Expense, net decreased the margin by 0.1 percentage points (cc).

Sandoz franchises

Sandoz continued to strengthen its global leadership position in differentiated generics,1 including medicines that are difficult to develop and manufacture. Differentiated generics accounted for 45% of Sandoz sales in 2014.

	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Retail Generics	2 065	2 016	2	10	7 933	7 663	4	6
Biopharmaceuticals & Oncology Injectables	305	246	24	32	1 094	888	23	25
Anti-Infectives	142	149	-5	3	535	608	-12	-12
Total	2 512	2 411	4	11	9 562	9 159	4	7

1 Sandoz differentiated products are comprised of biosimilars and generic injectables, ophthalmics, dermatologics, and respiratory, as well as difficult-to-make oral solids (such as tacrolimus).

DISCONTINUING OPERATIONS1

Vaccines2
		excl. Diagnostics3			Reported		excl. Diagnostics3			Reported
	Q4 2014	Q4 2013	% change		Q4 2013	FY 2014	FY 2013	% change		FY 2013
	USD m	USD m	USD	cc	USD m	USD m	USD m	USD	cc	USD m
Net sales	494	503	-2	4	655	1 537	1 422	8	10	1 987
Operating loss	-1 084	-96	nm	nm	-1	-552	-477	-16	-15	-238
As % of net sales	-219.4	-19.1			-0.2	-35.9	-33.5			-12.0
Core operating loss	-6	-52	nm	nm		-290	-302	4	5
As % of net sales	-1.2	-10.3				-18.9	-21.2

All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 results restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Fourth quarter

Net sales
Net sales were USD 494 million (-2%, +4% cc) for the fourth quarter compared to USD 503 million in the prior-year period. Solid demand across the product portfolio was driven by the Meningitis franchise, which benefited from sales of recently launched Bexsero. This was offset by an earlier US influenza season and lower sales to the US Department of Health and Human Services.

Operating loss
Operating loss was USD 1.1 billion for the fourth quarter compared to a loss of USD 96 million in the prior-year period, driven by an exceptional pre-tax impairment charge of USD 1.1 billion related to the pending divestment to CSL of the influenza vaccines business. Due to the cessation of depreciation and amortization charges from the portfolio transformation announcement date, the prior year contained approximately USD 73 million of higher depreciation and amortization charges in the quarter compared to the current year, comprised of USD 35 million for depreciation and USD 38 million for amortization.

Adjustments to arrive at core operating loss amounted to USD 1.1 billion compared to adjustments of USD 44 million in the prior-year period, driven by the USD 1.1 billion impairment charge for the influenza vaccines business.

Core operating loss for the fourth quarter was USD 6 million compared to a loss of USD 52 million for the prior-year period. The improvement in core operating loss was mainly due to a higher margin product mix and the cessation of depreciation of USD 35 million, partially offset by increased operating costs of the Holly Springs facility in the US and enrollment in two large Phase III quadrivalent influenza vaccine studies.

1 Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions with GSK and CSL are closed, Novartis remains fully committed to all Group activities.
2 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact.
3 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 85.

Full year

Net sales
Net sales increased 8% (+10% cc) to USD 1.5 billion for the year compared to USD 1.4 billion in 2013, driven by solid demand across the product portfolio, particularly in the Meningitis franchise (USD 454 million, +41% cc) due to Menveo, Menjugate and the recently launched Bexsero. In the Travel and Pediatric franchise, sales grew 11% (cc) to USD 607 million, driven by tick-borne encephalitis vaccine and Ixiaro sales. Influenza vaccine sales amounted to USD 476 million (-8% cc) as lower pre-pandemic sales, driven by the US Department of Health and Human Services, were partially offset by strong seasonal influenza sales.

Operating loss
Operating loss was USD 552 million for 2014 compared to a loss of USD 477 million in 2013. The increase in operating loss was driven by the exceptional USD 1.1 billion impairment charge for the influenza vaccines business, mostly offset by the USD 876 million exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A. Due to the cessation of depreciation and amortization charges from the portfolio transformation announcement date, the prior year contained approximately USD 204 million of higher depreciation and amortization charges compared to the current year, comprised of USD 95 million for depreciation and USD 109 million for amortization.

Adjustments to arrive at core operating loss amounted to USD 262 million, driven by the USD 1.1 billion impairment of the influenza vaccines business, mostly offset by the USD 876 million exceptional divestment gain. Prior-year adjustments amounted to USD 175 million, mainly due to amortization.

Core operating loss was USD 290 million in 2014 compared to a loss of USD 302 million in the prior year. The improvement in core operating loss was due to increased sales and the cessation of depreciation of USD 95 million, partially offset by operating costs of the Holly Springs facility and enrollment in two large Phase III quadrivalent influenza vaccine studies.

Consumer Health
	Q4 20141	Q4 2013	% change		FY 20141	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 064	1 034	3	11	4 279	4 064	5	8
Operating income	172	48	258	292	470	178	164	196
As % of net sales	16.2	4.6			11.0	4.4
Core operating income	115	60	92	122	452	298	52	72
As % of net sales	10.8	5.8			10.6	7.3

Fourth quarter

Net sales
Consumer Health, which comprises OTC and Animal Health, saw net sales increase 3% (+11% cc) to USD 1.1 billion in the fourth quarter, driven by strong OTC momentum.

OTC delivered double-digit sales growth (+14% cc) in the quarter. The Cough Cold portfolio grew double-digit (cc), mainly due to the recent US re-launch of Theraflu and Otrivin in Russia. Voltaren (+20% cc), the seventh-largest global over-the-counter brand, continued to deliver broad-based, double-digit growth. North America delivered robust double-digit growth driven by the US re-launch of Theraflu and the Excedrin portfolio, including the recently launched Mild Headache. Emerging Growth Markets continued to grow double-digit (cc), led by Russia, China and Brazil.

Animal Health delivered single-digit sales growth (+3% cc) in the quarter, with North America showing a slight decline against a strong prior-year comparator. Sentinel, a companion animal parasiticide product, which was re-launched in North America last year, continued to gain market share. In Europe, the business declined slightly (cc) from the previous-year quarter, while both Asia Pacific and Latin America delivered strong, double-digit sales growth (cc). Key products such as Onsior in the companion animal category and Denagard and Agita in the farm animal category grew double-digit in the quarter. Emerging Growth Markets were led by double-digit growth (cc) in Russia, Thailand, Vietnam, Brazil and China.

Operating income
Operating income amounted to USD 172 million compared to USD 48 million in the prior-year quarter, driven by higher gross margin from sales, strong operating leverage and income from a divestment in the US. The cessation of depreciation and amortization charges from the portfolio transformation announcement date had a positive impact of USD 28 million for the quarter, comprised of USD 13 million for depreciation and USD 15 million for amortization. Adjustments to arrive at core operating income for the quarter amounted to USD 57 million, due to income from a divestment partially offset by integration costs and restructuring expenses. Prior-year adjustments amounted to USD 12 million, consisting mainly of the amortization of intangible assets.

Core operating income increased 92% (+122% cc) to USD 115 million. Core operating income margin in constant currencies increased by 5.9 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net increase of 5.0 percentage points to 10.8% of net sales.

Core gross margin as a percentage of net sales increased by 0.3 percentage points (cc), largely due to the cessation of depreciation charges. Core R&D expenses decreased by 1.0 percentage point (cc). Core M&S expenses decreased by 4.7 percentage points (cc) due to operating leverage as sales continued to grow and due to good cost management. Core G&A expenses decreased by 1.5 percentage points (cc). Core Other Income and Expense, net had a negative margin effect of 1.6 percentage points (cc).

1 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Full year

On January 1, 2015, Novartis completed the divestment of its Animal Health division to Eli Lilly and Company (Lilly) for approximately USD 5.4 billion. This will realize a pre-tax gain of approximately USD 4.6 billion.

Net sales
Consumer Health net sales increased 5% (+8% cc) to USD 4.3 billion in 2014, driven by strong performance of key global brands and product re-launches in OTC and Animal Health.

OTC sales reached USD 3.1 billion, up 9% (cc) over the previous year, driven by strong growth of all strategic brands, including Theraflu, Voltaren, Excedrin and Otrivin.Voltaren (+22% cc) delivered strong double-digit sales growth following successful launches of the 12-hour formulation and continued solid commercial execution in key markets. Theraflu delivered double-digit growth (cc) supported by the US re-launch, despite the weaker cough and cold season early in 2014. North America achieved double-digit growth due to a strong performance of Voltaren in Canada, as well as the US re-launch of Theraflu. Europe grew significantly ahead of the market, driven by Germany and Southern Europe. Emerging Growth Markets delivered double-digit growth (cc), led by China and Brazil, with robust growth in Russia.

Animal Health sales reached USD 1.2 billion, up 5% (cc) over the previous year, with high single-digit growth in North America, driven by continued growth momentum in Sentinel since its re-launch in April 2013. Europe grew mid-single digit (cc), led by strong performance of Milbemax, the number one de-wormer for cats and dogs. Asia and Latin America also delivered single-digit growth (cc) over the previous year. Key products such as Deramaxx and Onsior in the companion animal category, as well as Clik, Zolvix and Agita in the farm animal category, delivered strong double-digit growth (cc) compared to 2013. Growth in Emerging Growth Markets was led by Russia, China, Thailand and Brazil.

Operating income
Operating income amounted to USD 470 million compared to USD 178 million in the prior-year period, driven by higher gross margin from incremental sales and lower Lincoln plant remediation and restructuring expenses. The impact of cessation of depreciation and amortization charges from the portfolio transformation announcement date had a positive impact of USD 73 million in the year, comprised of USD 34 million for depreciation and USD 39 million for amortization. Adjustments to arrive at core operating income amounted to USD 18 million, consisting mainly of income from a divestment in the US, amortization of intangible assets, integration costs and restructuring expenses. Prior-year adjustments amounted to USD 120 million, consisting mainly of Lincoln-related impairments and restructuring expenses as well as amortization of intangibles.

Core operating income increased 52% (+72% cc) to USD 452 million. Core operating income margin in constant currencies increased by 4.3 percentage points. Currency had a negative impact of 1.0 percentage point, largely driven by erosion of emerging markets currencies, resulting in a net increase of 3.3 percentage points to 10.6% of net sales.

Product mix, lower current-year costs at the Lincoln manufacturing facility and the cessation of depreciation charges generated a core gross margin increase of 1.8 percentage points (cc). Core R&D expenses decreased by 0.4 percentage points (cc). Core M&S expenses decreased by 3.1 percentage points (cc) driving operating leverage as sales continued to grow. Core G&A expenses decreased by 0.6 percentage points (cc). Core Other Income and Expense, net had a negative margin effect of 1.6 percentage points (cc), largely driven by income from divestments of smaller non-core brands in the prior year.

Consolidated financial statements reflecting the portfolio transformation

Following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent transaction with CSL Limited), in order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities. Also included under Corporate are certain transaction-related expenses.

Discontinuing operations also include the gain on the divestment of the blood transfusion diagnostics unit, completed on January 9, 2014, and related prior-year results for this activity. Due to this divestment, the 2013 Novartis Group and Vaccines divisional data contained within this release excludes the results of the blood transfusion diagnostics unit, to help illustrate performance on a comparable basis.

As required by IFRS, 2014 results exclude from the announcement date any further depreciation and amortization related to discontinuing operations.

The transaction with Lilly closed on January 1, 2015 with the divestment of Animal Health. Novartis expects the transaction with GSK to be completed in the first half of 2015, and the transaction with CSL Limited (CSL) to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals. Despite the IFRS required presentation of discontinuing versus continuing operations, until the GSK and CSL transactions are closed, Novartis remains fully committed to all Group activities.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from oncology net assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Details of the split of the Group’s consolidated income statement into discontinuing and continuing operations for all quarters of 2013 and for the first quarter of 2014 can be found on our website at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/q2-2014-required-changes.pdf.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Fourth quarter
Cash flow from Group total operating activities in the fourth quarter amounted to USD 5.2 billion compared to USD 4.5 billion in the prior-year period. The increase was due to higher hedging gains and lower net working capital as well as lower payments out of provisions. Of the Group total, continuing operations contributed USD 4.7 billion compared to USD 4.0 billion in the prior-year period.

The cash outflows for Group total investing activities in the fourth quarter amounted to USD 0.9 billion compared to USD 2.7 billion in the prior-year period. The investing cash outflows from continuing operations amounted to USD 0.8 billion, compared to an outflow of USD 2.6 billion in 2013. In the current year, there was an inflow from the final installment on the sale of the investment in LTS Lohmann Therapie-Systeme AG of USD 0.3 billion, while the prior year included an outflow for investments in marketable securities of USD 1.5 billion. Investments in property, plant and equipment of USD 0.8 billion were lower by USD 0.2 billion and investments in intangible, financial and other non-current assets remained consistent with the prior-year level. The current year outflow for the acquisition of WaveTech of USD 0.4 billion was offset by the inflows from the sale of property, plant and equipment, intangible, financial and other non-current assets.

The Group total cash flow used in financing activities in the fourth quarter amounted to USD 0.7 billion compared to USD 1.5 billion in the prior-year period. The current year includes a cash outflow for treasury share transactions of USD 1.9 billion which was partially offset by the net proceeds of USD 1.2 billion from the issue of new EUR bonds and repayment of other financial debt. The prior-year period included an outflow for treasury shares of USD 0.7 billion and for the net repayment of current debt of USD 0.8 billion.

Free cash flow for the fourth quarter was USD 4.4 billion, an increase of 41% or USD 1.3 billion compared to the year-ago period. This was primarily due to higher cash flows from operating activities which mainly benefited from higher hedging gains and lower net working capital. Also contributing were higher proceeds from Novartis Venture Fund divestments and lower investment in property, plant and equipment.

Full year
Cash flow from Group total operating activities increased to USD 13.9 billion from USD 13.2 billion in 2013, an increase of USD 0.7 billion. This was primarily due to higher operating income adjusted for non-cash items, despite negative currency effects, and increased hedging gains, partially offset by payments for legal settlements and restructuring.

The Group’s total investing activities resulted in an inflow of USD 0.9 billion compared to an outflow of USD 3.4 billion in 2013 mainly on account of an inflow from the net proceeds of USD 1.1 billion related to the divestment of the blood transfusion diagnostics unit to Grifols S.A.. In 2014, there were also proceeds from the sale of investments in associated companies included, in particular LTS Lohmann Therapie-Systeme AG and Idenix Pharmaceuticals, Inc. of USD 0.6 billion and USD 0.8 billion respectively and of USD 1.9 billion from the net sale of other marketable securities including maturing long-term deposits. These inflows were offset by outflows of USD 2.6 billion for property, plant and equipment and a net amount of USD 0.7 billion for acquisition of businesses mainly the acquisition of WaveTec (USD 0.4 billion) and other non-current assets, primarily intangible assets. The prior year outflow for investing activities of USD 3.4 billion was primarily related to investments in property, plant and equipment of USD 2.9 billion and a net outflow of USD 0.5 billion for the acquisition of businesses and other non-current assets, mainly intangible assets.

The Group total cash flows used in financing activities amounted to USD 8.1 billion compared to USD 8.8 billion in 2013. The current year includes the dividend payment of USD 6.8 billion, net treasury share transactions of USD 4.5 billion and a net increase in financial debt of USD 3.3 billion, principally due to the issuance of four bonds totaling USD 5.5 billion reduced by the repayment at maturity of a bond of USD 2.0 billion. In 2013, the dividend payment amounted to USD 6.1 billion, net treasury share transactions were USD 1.2 billion and financial debt decreased by a net amount of USD 1.3 billion.

Free cash flow for the year was USD 10.8 billion, an increase of 12% or USD 1.2 billion compared to prior year. This was primarily due to higher cash flows from operating activities, which mainly benefited from higher operating income adjusted for non-cash items, despite negative currency effects and, increased hedging gains partially offset by higher investments in intangible assets.

Balance sheet

Assets
There has been a significant reclassification of assets as a result of the portfolio transformation announced on April 22, 2014. Total non-current assets of USD 87.8 billion at December 31, 2014 decreased by USD 7.9 billion as compared to 2013, mainly as a result of the assets transferred to discontinuing operations. Total current assets increased by USD 7.0 billion to USD 37.6 billion at December 31, 2014, also mainly due to the reclassification mentioned above and an increase in cash and marketable securities.

Excluding the effect of the reclassifications, total non-current assets decreased by USD 3.7 billion to USD 92.1 billion at December 31, 2014. The reduction of USD 3.3 billion in intangible assets and goodwill was driven by the amortization and impairment charges of USD 3.5 billion. Property, plant and equipment reduced by USD 0.8 billion. This was partially offset by an increase in financial and other non-current assets of USD 0.4 billion. Excluding the effect of reclassifications,  trade receivables and other current assets decreased by USD 0.5 billion respectively while inventory remained stable at USD 7.3 billion.

The Group has an equivalent of approximately USD 0.4 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at December 31, 2014 amounted to USD 0.4 billion. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI).

Financial debt
Total financial debt, including derivatives, amounted to USD 20.4 billion at December 31, 2014 compared to USD 18.0 billion at December 31, 2013. Long-term debt increased by USD 2.6 billion to USD 13.8 billion at December 31, 2014, due to the issuance of four bonds and additional long-term debt totaling USD 5.5 billion and a reclassification to short-term debt of bonds which mature within 12 months totaling USD 2.9 billion. Short-term borrowings amounted to USD 6.6 billion at December 31, 2014 compared to USD 6.8 billion at December 31, 2013.

Liabilities
At December 31, 2014, trade payables of USD 5.4 billion, other current liabilities of USD 12.5 billion and other non-current liabilities of USD 13.8 billion decreased compared to prior year, mainly due to the reclassification to discontinuing operations. On a comparable basis, trade payables of the Group decreased slightly by USD 0.1 billion compared to the prior year, while other current liabilities and other non-current liabilities increased by USD 0.2 billion and USD 0.3 billion respectively.

Group equity
The Group’s equity decreased by USD 3.6 billion to USD 70.8 billion at December 31, 2014 mainly on account of currency translation differences of USD 2.2 billion. Net actuarial losses and the repurchase commitment under the share buy-back trading plan further reduced equity by USD 0.8 billion and USD 0.7 billion respectively, while positive impact of the net income of USD 10.3 billion and from share based compensation of USD 1.1 billion were compensated by the dividend payments for 2013 of USD 6.8 billion and net purchases of treasury shares for USD 4.5 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 13.9 billion at December 31, 2014, compared to USD 9.2 billion at December 31, 2013, and net debt decreased over the same period by USD 2.3 billion to USD 6.5 billion. The debt/equity ratio increased to 0.29:1 at December 31, 2014 compared to 0.24:1 at December 31, 2013.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 135 in Pharmaceuticals.

Key developments from the fourth quarter of 2014 include:

New approvals and positive opinions

•
In January 2015, the European Commission (EC) and FDA approved Cosentyx (secukinumab, formerly known as AIN457) as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy. The EC approval followed a positive recommendation from the Committee for Medicinal Products for Human Use (CHMP), marking the first time that the CHMP has recommended a biologic treatment as first-line systemic, reinforcing the favorable safety profile of Cosentyx. The US decision followed a unanimous recommendation from the FDA’s Dermatologic and Ophthalmic Drugs Advisory Committee.

•
The Japanese Ministry of Health, Labour and Welfare (MHLW) approved Cosentyx for the treatment of both psoriasis vulgaris and psoriatic arthritis in adults who are not adequately responding to systemic therapies (except for biologics). This decision marked the first country approval for Cosentyx in the world and made it the first interleukin-17A (IL-17A) inhibitor to receive regulatory approval in either of these indications in Japan.

•
The EC approved Signifor (pasireotide) as a new long-acting release formulation for once-monthly intramuscular injection to treat adult patients with acromegaly for whom surgery is not an option or has not been curative and who are inadequately controlled on treatment with a first-generation somatostatin analogue. The FDA also approved pasireotide, as Signifor LAR, for injectable suspension as a treatment for patients with acromegaly who have had an inadequate response to surgery and/or for whom surgery is not an option.

•
The EC approved a new indication for Alcon’s Travatan eye drops solution (40µg/mL travoprost) to decrease elevated intraocular pressure in pediatric patients with ocular hypertension or pediatric glaucoma.

•	The FDA Ophthalmic Devices Advisory Committee gave a positive recommendation for Alcon’s AcrySof IQ ReSTOR 3.0D Toric Intraocular Lens.

•	In the EU, Alcon received approval for an expanded range of power parameters for Dailies Total1 contact lenses.

•	Alcon received FDA approval of Xtoro (finafloxacin otic suspension) 0.3% for the treatment of acute otitis externa, commonly known as swimmer’s ear.

•
In January 2015, the FDA’s Oncology Drugs Advisory Committee (ODAC) voted unanimously to recommend approval of Sandoz’ biosimilar filgrastim in all indications currently on the reference product’s (Neupogen®) label. The FDA accepted Sandoz biosimilar application for filgrastim in July, marking the industry’s first filing under the new biosimilar pathway created in the Biologics Price Competition and Innovation Act of 2009.

•
In January 2015, FDA granted an accelerated approval of Bexsero (Meningococcal Group B Vaccine [recombinant, adsorbed]) for active immunization to prevent invasive meningococcal disease caused by serogroup B (also known as meningitis B) in adolescents and young adults from 10 years through 25 years of age.

Regulatory submissions and filings

•
The last components of the LCZ696 new drug application (NDA) for heart failure with reduced ejection fraction (HFrEF) were submitted to the FDA, starting the formal review clock. A marketing authorization application was also submitted in the EU, with initiation of the CHMP accelerated assessment in January 2015. The CHMP’s decision to grant accelerated assessment to LCZ696 shortened the review process by 60 days.

•	Regulatory applications were submitted to the FDA for QVA149 (indacaterol/glycopyrronium bromide) and NVA237 (glycopyrronium bromide) in chronic obstructive pulmonary disease (COPD).

•
The FDA extended its review period by up to three months for the NDA of LBH589 (panobinostat) in combination with bortezomib and dexamethasone for patients with previously treated multiple myeloma. The extension follows an FDA ODAC meeting in November. Regulatory filings for LBH589 were submitted in the EU in May 2014 and in Japan (where it has orphan drug status) in September 2014.

•	Regulatory applications for a new film-coated tablet formulation of deferasirox (Exjade FCT) were submitted in Canada and Colombia.

Results from ongoing trials and other highlights

•
In the CLEAR study, Cosentyx (secukinumab) demonstrated superiority to Stelara® (ustekinumab) and met its primary endpoint of achieving Psoriasis Area and Severity Index (PASI) 90, which represents clear or almost clear skin at Week 16. The study also met the secondary endpoint of achieving PASI 75 at Week 4. Safety results were consistent with previously reported Phase III clinical trials for Cosentyx.

•
Novartis presented results from the MEASURE 1 and MEASURE 2 pivotal Phase III studies for Cosentyx in ankylosing spondylitis (AS) at the American College of Rheumatology Congress. In these studies, Cosentyx met the primary endpoint, demonstrating rapid and statistically significant improvements versus placebo in the signs and symptoms of AS.

•
At the same meeting, Novartis shared first results from the pivotal Phase III FUTURE 1 and FUTURE 2 studies, which demonstrated rapid and significant clinical improvements with Cosentyx versus placebo in improving the signs and symptoms of psoriatic arthritis.

•
Following the results of the NURTURE 1 study of AIN457 (secukinumab) in rheumatoid arthritis (RA), in which the study met its primary endpoint but did not reach statistical significance for several pre-specified endpoints, Novartis will discontinue the development program of AIN457 in RA.

•
New analyses confirmed LCZ696 could change the course of heart failure for patients, with lower incidence of sudden deaths, emergency room visits, hospitalizations, worsening symptoms and need for more intense treatment versus enalapril in HFrEF patients.

•
In December 2014, Novartis announced positive top-line results from the pivotal Phase III clinical trial programs for QVA149 and NVA237 to support NDAs with the FDA for the long-term maintenance treatment of COPD. The results from the EXPEDITION and GEM clinical trial programs met their primary and secondary endpoints.

•
Data on investigational chimeric antigen receptor (CAR) therapy CTL019 were presented at the American Society of Hematology (ASH) annual meeting. In one long-term pediatric study, results showed that 36 of 39 patients with relapsed/refractory acute lymphoblastic leukemia (r/r ALL), or 92%, experienced complete remissions with CTL019. Sustained remissions were achieved up to one year or more with six-month event-free survival of 70% and overall survival of 75%, in most cases without further therapy. All pediatric patients who responded to the therapy experienced a cytokine release syndrome, while their reprogrammed T-cells were expanding. Additional abstracts presented at ASH evaluated the efficacy and safety of CTL019 in the treatment of B-cell cancers including r/r ALL, chronic lymphocytic leukemia and B-cell non-Hodgkin lymphoma. These trials continue to increase the understanding of the science and potential benefit/risk profile of CTL019.

•
An update involving more than 1,000 patients from the JUMP study – the largest clinical trial of myelofibrosis patients treated with Jakavi (ruxolitinib) to date – supported the safety profile and efficacy benefit of Jakavi, as measured in primary and secondary endpoints, respectively. The findings, which were presented at ASH, showed 69% of patients treated with Jakavi achieved more than 50% reduction in spleen length from baseline and had a clinically meaningful improvement in myelofibrosis symptom score, important treatment goals for patients with myelofibrosis.

•
Six-year results from the randomized Phase III ENESTnd study presented at ASH continue to demonstrate the superiority of Tasigna (nilotinib) compared to Gleevec/Glivec (imatinib) at achieving higher rates of early, deep and sustained molecular responses in newly-diagnosed patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). These data confirmed the favorable risk/benefit profile of Tasigna vs. Gleevec/Glivec in this patient population.

•
In December 2014, Alcon initiated a Phase III program to evaluate the efficacy and safety of RTH258 (formerly known as ESBA1008) versus aflibercept in patients with wet age-related macular degeneration (AMD). This program follows positive Phase II study results comparing the safety and efficacy of RTH258 to ranibizumab and aflibercept, respectively.

•
Results from the Phase III BOLERO-1 trial evaluating Afinitor (everolimus) in combination with trastuzumab and paclitaxel as a first-line treatment in women with human epidermal growth factor receptor-2 positive (HER2+) advanced breast cancer were presented at the San Antonio Breast Cancer Symposium. The trial did not meet the threshold of statistical significance for both primary objectives of the study: progression-free survival (PFS) among patients with HER2+ advanced breast cancer, or the sub-population of women with hormone-receptor negative (HR-) HER2+ advanced breast cancer. However, the PFS benefit of 7 months shown in the HR-/HER2+ population suggests the potential role of PI3K/AKT/mTOR pathway inhibition in HER2+ advanced breast cancer. Novartis is not planning any regulatory submissions for everolimus in HER2+ advanced breast cancer.

•
The Phase III INFORMS study of fingolimod in primary progressive multiple sclerosis (PPMS) did not meet the primary endpoint. The trial did not show a significant difference between fingolimod and placebo on a combination of disability measures. The safety results were consistent with the well-characterized safety profile of fingolimod in relapsing MS. There are currently no approved treatments that have been shown to change the course of PPMS.

•
In January 2015, Novartis announced it signed collaboration and licensing agreements with Intellia Therapeutics for the discovery and development of new medicines using CRISPR genome editing technology (including engineered chimeric antigen receptor T-cells and hematopoietic stem cells) and Caribou Biosciences for the development of drug discovery tools.

•
In January 2015, Novartis established a joint investment company with Qualcomm Ventures of up to USD 100 million to support early stage companies with technologies, products or services that go “beyond the pill” to benefit physicians and patients. Novartis aims to leverage digital technologies to provide integrated solutions and optimize the value of innovative medicines.

Selected approvals: US, EU and Japan

Product	Active ingredient	Indication	Approval date
Cosentyx (AIN457)	secukinumab	Psoriasis	Japan – December 2014 EU – January 2015 US – January 2015
Cosentyx (AIN457)	secukinumab	Psoriatic arthritis	Japan – December 2014
Signifor LAR	pasireotide	Acromegaly	US – December 2014
Signifor	pasireotide	Acromegaly	EU – November 2014

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
Cosentyx (AIN457)	Psoriasis	Q4 2013	Q4 2013	Q4 2013
- CHMP opinion in Nov. 2014 for first-line treatment of moderate-to-severe psoriasis patients
- Unanimous recommendation of approval from FDA Advisory Committee in Oct. 2014
- Swissmedic decision expected Q1 2015 following submission in Nov. 2013
- Total country submissions to date: 15

Exjade FCT	Iron overload	Q2 2014
Jakavi	Polycythemia vera	Approved1	Q2 2014	Q3 2014
LBH589	Multiple myeloma	Q1 2014	Q2 2014	Q3 2014	- Global filings underway - FDA extended review period by up to three months for LBH589 NDA - Orphan drug designation in Japan
LCZ696	Chronic heart failure with reduced ejection fraction	Q4 2014	Q4 2014		- Final components submitted to US FDA in Dec. 2014 - MAA submitted in EU, initiation of accelerated assessment
LDE225 (sonidegib)	Advanced basal cell carcinoma	Q3 2014	Q2 2014		- US application submitted Sep. 2014
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)	Q4 2014	Approved	Approved	- US application submitted Dec. 2014
Ultibro Breezhaler (QVA149)	COPD	Q4 2014	Approved	Approved	- US application submitted Dec. 2014
Zykadia (LDK378)	ALK+ non-small cell lung cancer	Approved	Q1 2014

1 Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Selected Pharmaceuticals pipeline projects

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Ilaris (ACZ885)	Hereditary periodic fevers	2016	III	- Umbrella pivotal trial, FPFV June 2014
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
Afinitor/Votubia	Non-functioning GI/lung NET	2015	III	- RADIANT-4 pivotal trial results expected in Q2 2015
	TSC seizures	2016	III	- Phase III study enrolling
	Diffuse large B-cell lymphoma	≥ 2019	III
Cosentyx (AIN457)	Psoriatic arthritis	2015	III	- Submission planned in H1 2015 - Phase III data presented at American College of Rheumatology (ACR) Congress in Nov. 2014
	Ankylosing spondylitis	2015	III	- Submission planned in H1 2015 - Phase III data presented at ACR in Nov. 2014
BAF312	Secondary progressive MS	≥ 2019	III
BCT197	COPD	≥ 2019	II
BGJ398	Solid tumors	≥ 2019	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2019	II
BKM120	mBC ER+ AI resistant mTOR naive	2015	III	- BELLE-2 pivotal trial results expected in Q2 2015
	mBC ER+ post AI and mTOR inhibitor	2016	III
	Solid tumors	≥ 2019	I
BYL719	Solid tumors	≥ 2019	I
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture	≥ 2019	II
	Sarcopenia	≥ 2019	II
CAD106	Alzheimer’s disease	≥ 2019	II
CJM112	Immune disorders	≥ 2019	I
CTL019	Adult & pediatric acute lymphoblastic leukemia	2016	II
	Diffuse large B-cell lymphoma	2017	II
EGF816	Solid tumors	≥ 2019	I/II
FCR001	Renal Transplant	≥ 2019	II
Fovista (OAP030A)	Wet AMD	2016	III
Gilenya	Chronic inflammatory demyelinating polyradiculoneuropathy	2017	III
HSC835	Stem cell transplantation	≥ 2019	II
INC280	Non-small cell lung cancer	2018	II
KAE609	Malaria	2017	II
KAF156	Malaria	≥ 2019	II
LCI699	Cushing’s disease	2017	III
LCQ908	Familial chylomicronemia syndrome	2015	III	- Phase III study recruitment completed
LCZ696	Chronic heart failure with preserved ejection fraction	≥ 2019	III	- PARAGON-HF FPFV achieved in Jul. 2014

LEE011	HR+, HER2 negative advanced breast cancer (in postmenopausal women)	2016	III	- Phase III registration study enrolling
	HR+, HER2 negative advanced breast cancer (in premenopausal women)	2018	III	- Phase III registration study enrolling
	Solid tumors	2018	I
LGX818	Solid tumors	≥ 2019	II
LIK066	Type II diabetes	≥ 2019	II
LJM716	Solid tumors	≥ 2019	I
Lucentis	Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia	2016	III
	Retinopathy of Prematurity (ROP)	2018	III
MEK1621	NRAS mutant melanoma	2016	III	- Phase III study enrolling
	Low-grade serous ovarian cancer	2016	III	- Phase III study enrolling
	Solid tumors	≥ 2019	II
MEK1621+LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
PKC412	Aggressive systemic mastocytosis	2015	II	- Final results from pivotal Phase II trial presented at American Society of Hematology Annual Meeting
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2019	II
	Atopic dermatitis	≥ 2019	II
QAX576	Allergic diseases	≥ 2019	II
QGE031	Asthma	≥ 2019	II
RLX030 (serelaxin)	Acute heart failure	2016	III	- RELAX2 registration study ongoing - RELAX-ASIA registration study ongoing
Signifor LAR	Cushing’s disease	2016	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
Tekturna	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (first-line, treatment naïve)	2017	III	- Phase III study enrolling

1 Conditional on completion of the previously announced transactions with GSK, we expect to return our rights in MEK162 to Array BioPharma Inc.

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approved Apr. 2014
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2015 JP 2014	Advanced Filed	- Filing occurred Jul. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approved Jan. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2015 JP 2015	Advanced Advanced
Intrepid IOL	Cataract	US 2017 EU 2016 JP 2017	Redeveloped Redeveloped Redeveloped	- Project being redeveloped
Centurion Phaco Platform	Cataract	US 2012 EU 2013 JP 2013	Approved Approved Approved	- Approved May 2014
Verion Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Approved Approved Approved	- Launched Jun. 2014 - Launched Jun. 2014 - Approved Mar. 2014
LenSx Laser	Cataract	JP 2013	Approved	- Approved Sep. 2014
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr. 2013 - Approved Sep. 2013
OPHTHALMIC PHARMACEUTICALS
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Approved	- Approved Apr. 2013 - Approved Jul. 2014
IZBA, travoprost 0.003%	Glaucoma	US 2013 EU 2012	Approved Approved	- Approved May 2014 - Approved Feb. 2014
JETREA	Retina	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
RTH258 (ESBA1008)	Retina		Phase III	- Phase III development initiated Dec. 2014
Olopatadine 0.77%	Allergy	US 2014	Approved	- Approved Dec. 2014
EXE844	Otic infections	US 2014	Filed	- Filing occurred Apr. 2014
VISION CARE
New lens care solution	Lens care solution	US 2014 EU 2014 JP 2015	Filed Approved Advanced	- Filing occurred Sep. 2014 - Approved Sept. 2014

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/ Disease area	Submissions	Current Phase	News update
EP2006 (filgrastim)	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)	Submitted in US in Q3	III	- ODAC voted for approval in all indications (14-0)
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
			II and III	- Recruitment in Phase III follicular lymphoma trial completed in Jan. 2015
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment complete
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete

Selected Vaccines pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (US)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Started	Filing	- FDA granted accelerated approval in January 2015
Flucelvax (US)	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA for adults - US BLA for age 4 and older submitted Q4 2014
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	Filing	- US BLA submitted in Q4 2014
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- Phase III trials for adjuvanted (aQIV) ongoing and cell-based (QIVc) QIVs completed
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III in preparation
Group B streptococcus	Prevention of group B streptococcus	≥2015	II	- Phase III in preparation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed - US Department of Health and Human Services (HHS) purchased stockpile
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter (unaudited)

	Q4 2014 USD m	Q4 2013 USD m	Change USD m

Net sales to third parties from continuing operations	13 075	13 389	-314

Sales to discontinuing segments	55	51	4

Net sales from continuing operations	13 130	13 440	-310

Other revenues	224	188	36

Cost of goods sold	-4 416	-4 428	12

Gross profit from continuing operations	8 938	9 200	-262

Marketing & Sales	-3 229	-3 451	222

Research & Development	-2 537	-2 486	-51

General & Administration	-736	-695	-41

Other income	606	513	93

Other expense	-691	-748	57

Operating income from continuing operations	2 351	2 333	18

Income from associated companies	580	155	425

Interest expense	-188	-163	-25

Other financial income and expense	13	-42	55

Income before taxes from continuing operations	2 756	2 283	473

Taxes	-308	-268	-40

Net income from continuing operations	2 448	2 015	433

Net loss/income from discontinuing operations	-961	43	-1 004

Total net income	1 487	2 058	-571

Attributable to:
Shareholders of Novartis AG	1 491	2 029	-538

Non-controlling interests	-4	29	-33

Average number of shares outstanding – Basic (million)	2 408	2 432	-24

Basic earnings per share from continuing operations (USD)[1]	1.02	0.82	0.20

Basic earnings per share from discontinuing operations (USD)[1]	-0.40	0.01	-0.41

Total basic earnings per share (USD)[1]	0.62	0.83	-0.21

Average number of shares outstanding – Diluted (million)	2 449	2 469	-20

Diluted earnings per share from continuing operations (USD)[1]	1.00	0.81	0.19

Diluted earnings per share from discontinuing operations (USD)[1]	-0.39	0.01	-0.40

Total diluted earnings per share (USD)[1]	0.61	0.82	-0.21

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Full year (audited)

	FY 2014 USD m	FY 2013 USD m	Change USD m

Net sales to third parties from continuing operations	52 180	51 869	311

Sales to discontinuing segments	239	221	18

Net sales from continuing operations	52 419	52 090	329

Other revenues	1 215	626	589

Cost of goods sold	-17 345	-16 579	-766

Gross profit from continuing operations	36 289	36 137	152

Marketing & Sales	-12 377	-12 638	261

Research & Development	-9 086	-9 071	-15

General & Administration	-2 616	-2 603	-13

Other income	1 391	1 205	186

Other expense	-2 512	-2 047	-465

Operating income from continuing operations	11 089	10 983	106

Income from associated companies	1 918	599	1 319

Interest expense	-704	-683	-21

Other financial income and expense	-31	-92	61

Income before taxes from continuing operations	12 272	10 807	1 465

Taxes	-1 545	-1 498	-47

Net income from continuing operations	10 727	9 309	1 418

Net loss from discontinuing operations	-447	-17	-430

Net income	10 280	9 292	988

Attributable to:
Shareholders of Novartis AG	10 210	9 175	1 035

Non-controlling interests	70	117	-47

Average number of shares outstanding – Basic (million)	2 426	2 441	-15

Basic earnings per share from continuing operations (USD)[1]	4.39	3.76	0.63

Basic earnings per share from discontinuing operations (USD)[1]	-0.18	0.00	-0.18

Total basic earnings per share (USD)[1]	4.21	3.76	0.45

Average number of shares outstanding – Diluted (million)	2 470	2 479	-9

Diluted earnings per share from continuing operations (USD)[1]	4.31	3.70	0.61

Diluted earnings per share from discontinuing operations (USD)[1]	-0.18	0.00	-0.18

Total diluted earnings per share (USD)[1]	4.13	3.70	0.43

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Fourth quarter (unaudited)

	Q4 2014 USD m	Q4 2013 USD m	Change USD m

Net income	1 487	2 058	-571

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	78	-60	138

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	5	7	-2

Translation effects	-873	472	-1 345

Total of items to eventually recycle	-790	419	-1 209

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains from defined benefit plans, net of taxes	320	344	-24

Comprehensive income	1 017	2 821	-1 804

Attributable to:
Shareholders of Novartis AG	1 022	2 791	-1 769

Continuing operations	2 022	2 740	-718

Discontinuing operations	-1 000	51	-1 051

Non-controlling interests	-5	30	-35

Full year (audited)

	FY 2014 USD m	FY 2013 USD m	Change USD m

Net income	10 280	9 292	988

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	110	173	-63

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-5	5	-10

Translation effects	-2 220	676	-2 896

Total of items to eventually recycle	-2 115	854	-2 969

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-822	1 504	-2 326

Comprehensive income	7 343	11 650	-4 307

Attributable to:
Shareholders of Novartis AG	7 274	11 538	-4 264

Continuing operations	7 820	11 512	-3 692

Discontinuing operations	-546	26	-572

Non-controlling interests	69	112	-43

Condensed consolidated balance sheets (audited)

	Dec 31, 2014 USD m	Dec 31, 2013 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 983	18 197	-2 214

Goodwill	29 311	31 026	-1 715

Intangible assets other than goodwill	23 832	27 841	-4 009

Financial and other non-current assets	18 700	18 648	52

Total non-current assets	87 826	95 712	-7 886

Current assets
Inventories	6 093	7 267	-1 174

Trade receivables	8 275	9 902	-1 627

Other current assets	2 530	3 392	-862

Cash and cash equivalents, marketable securities, commodities and derivatives	13 862	9 222	4 640

Assets related to discontinuing operations	6 801	759	6 042

Total current assets	37 561	30 542	7 019

Total assets	125 387	126 254	-867

Equity and liabilities
Equity attributable to Novartis AG shareholders	70 766	74 343	-3 577

Non-controlling interests	78	129	-51

Total equity	70 844	74 472	-3 628

Non-current liabilities
Financial debts	13 799	11 242	2 557

Other non-current liabilities	13 771	14 172	-401

Total non-current liabilities	27 570	25 414	2 156

Current liabilities
Trade payables	5 419	6 148	-729

Financial debts and derivatives	6 612	6 776	-164

Other current liabilities	12 524	13 394	-870

Liabilities related to discontinuing operations	2 418	50	2 368

Total current liabilities	26 973	26 368	605

Total liabilities	54 543	51 782	2 761

Total equity and liabilities	125 387	126 254	-867

Condensed consolidated changes in equity

Fourth quarter (unaudited)

	Q4 2014 USD m	Q4 2013 USD m	Change USD m

Consolidated equity at October 1	71 424	72 179	-755

Comprehensive income	1 017	2 821	-1 804

Purchase of treasury shares	-1 891	-770	-1 121

Treasury share repurchase commitment under a share buy-back trading plan	17		17

Increase in equity from exercise of options and employee transactions	3	12	-9

Equity-based compensation	277	263	14

Change in non-controlling interests	-3	-33	30

Consolidated equity at December 31	70 844	74 472	-3 628

Full year (audited)

	FY 2014 USD m	FY 2013 USD m	Change USD m

Consolidated equity at January 1	74 472	69 263	5 209

Comprehensive income	7 343	11 650	-4 307

Purchase of treasury shares	-6 926	-2 990	-3 936

Treasury share repurchase commitment under a share buy-back trading plan	-658		-658

Increase in equity from exercise of options and employee transactions	2 400	1 691	709

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Equity-based compensation	1 143	1 077	66

Impact of change in ownership of consolidated entities		-10	10

Change in non-controlling interests	-120	-109	-11

Consolidated equity at December 31	70 844	74 472	-3 628

Condensed consolidated cash flow statements

Fourth quarter (unaudited)

	Q4 2014 USD m	Q4 2013 USD m	Change USD m

Net income from continuing operations	2 448	2 015	433

Reversal of non-cash items
Taxes	308	268	40

Depreciation, amortization and impairments	1 291	1 211	80

Change in provisions and other non-current liabilities	316	204	112

Income from associated companies	-580	-155	-425

Net financial income	175	205	-30

Other	-118	-6	-112

Net income adjusted for non-cash items	3 840	3 742	98

Interest and other financial receipts	394	-65	459

Interest and other financial payments	-168	-90	-78

Taxes paid[1]	-559	-509	-50

Cash flows before working capital changes from continuing operations	3 507	3 078	429

Payments out of provisions and other net cash movements in non-current liabilities	-251	-302	51

Change in net current assets and other operating cash flow items	1 467	1 186	281

Cash flows from operating activities from continuing operations	4 723	3 962	761

Cash flows from operating activities from discontinuing operations [1]	482	488	-6

Total cash flows from operating activities	5 205	4 450	755

Purchase of property, plant & equipment	-830	-1 048	218

Purchase of intangible, financial and other non-current assets	-304	-218	-86

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	366	179	187

Acquisitions of businesses	-350		-350

Change in marketable securities, commodities and net divestment proceeds of associated companies	331	-1 524	1 855

Cash flows used in investing activities from continuing operations	-787	-2 611	1 824

Cash flows used in investing activities from discontinuing operations [1]	-132	-44	-88

Total cash flows used in investing activities	-919	-2 655	1 736

Change in current and non-current financial debts	1 157	-746	1 903

Treasury share transactions, net	-1 899	-707	-1 192

Other financing cash flows		-65	65

Cash flows used in financing activities	-742	-1 518	776

Net translation effect on cash and cash equivalents	-162	47	-209

Change in cash and cash equivalents	3 382	324	3 058

Cash and cash equivalents at October 1	9 641	6 363	3 278

Cash and cash equivalents at December 31	13 023	6 687	6 336

1 In Q4 2014, total Group tax payments amounted to USD 692 million when also taking into account payments of USD 19 million and USD 114 million, included in the cash flows from operating activities and investing activities, respectively, of discontinuing operations.

Condensed consolidated cash flow statements

Full year (audited)

	FY 2014 USD m	FY 2013 USD m	Change USD m

Net income from continuing operations	10 727	9 309	1 418

Reversal of non-cash items
Taxes	1 545	1 498	47

Depreciation, amortization and impairments	4 751	4 462	289

Change in provisions and other non-current liabilities	1 490	736	754

Income from associated companies	-1 918	-599	-1 319

Net financial income	735	775	-40

Other	122	307	-185

Net income adjusted for non-cash items	17 452	16 488	964

Interest and other financial receipts	1 067	539	528

Interest and other financial payments	-692	-631	-61

Taxes paid[1]	-2 179	-2 054	-125

Cash flows before working capital changes from continuing operations	15 648	14 342	1 306

Payments out of provisions and other net cash movements in non-current liabilities	-1 125	-947	-178

Change in net current assets and other operating cash flow items	-625	-778	153

Cash flows from operating activities from continuing operations	13 898	12 617	1 281

Cash flows used in/from operating activities from discontinuing operations [1]	-1	557	-558

Total cash flows from operating activities	13 897	13 174	723

Purchase of property, plant & equipment	-2 624	-2 903	279

Purchase of intangible, financial and other non-current assets	-1 079	-665	-414

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	739	472	267

Acquisitions of businesses	-331	-42	-289

Change in marketable securities, commodities and net divestment proceeds of associated companies	3 287	-81	3 368

Cash flows used in investing activities from continuing operations	-8	-3 219	3 211

Cash flows from/used in investing activities from discontinuing operations [1]	889	-133	1 022

Total cash flows from/used in investing activities	881	-3 352	4 233

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Change in current and non-current financial debts	3 318	-1 333	4 651

Treasury share transactions, net	-4 515	-1 237	-3 278

Impact of change in ownership of consolidated enities		4	-4

Other financing cash flows	-140	-103	-37

Cash flows used in financing activities	-8 147	-8 769	622

Net translation effect on cash and cash equivalents	-295	82	-377

Change in cash and cash equivalents	6 336	1 135	5 201

Cash and cash equivalents at January 1	6 687	5 552	1 135

Cash and cash equivalents at December 31	13 023	6 687	6 336

1 In FY 2014, total Group tax payments amounted to USD 2.6 billion when also taking into account payments of USD 7 million and USD 459 million, included in the cash flows from operating activities and investing activities, respectively, of discontinuing operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2014 (audited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2014, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2014 Annual Report published on January 27, 2015.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2014 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2014 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

Vaccines – Divestment of blood transfusion diagnostics unit
 On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was approximately USD 0.9 billion and was recorded in operating income from discontinuing operations.

Pharmaceuticals – Acquisition of CoStim Pharmaceuticals, Inc.
 On February 17, 2014, Novartis acquired all of the outstanding shares of CoStim Pharmaceuticals, Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer, for a total purchase consideration of USD 248 million (excluding cash acquired). This amount consists of an initial cash payment and the net present value of contingent consideration of USD 153 million due to previous CoStim’s shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million. Results of operations since the acquisition were not material.

Pharmaceuticals – Divestment of Idenix Pharmaceuticals, Inc. (Idenix) shareholding
 On August 5, 2014, Merck & Co., USA completed a tender offer for Idenix. As a result, Novartis divested its 22% shareholding in Idenix and realized a gain of approximately USD 0.8 billion which was recorded in income from associated companies.

Corporate – Divestment of LTS Lohmann Therapie-Systeme AG (LTS) shareholding
On November 5, 2014, Novartis divested its 43% shareholding in LTS and realized a gain of approximately USD 0.4 billion which was recorded in income from associated companies.

Alcon – Acquisition of WaveTec Vision Systems, Inc. (WaveTec)
On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash. The purchase price allocation resulted in net identified assets of USD 180 million and goodwill of USD 170 million. Results of operations since the acquisition were not material.

Major pending transactions

Transaction with Eli Lilly and Company
 On April 22, 2014, Novartis entered into an agreement with Eli Lilly and Company, USA (Lilly) to divest its Animal Health business to Lilly for approximately USD 5.4 billion in cash to be paid on closing. This transaction closed on January 1, 2015 and will result in a pre-tax gain of approximately USD 4.6 billion.

Transactions with GlaxoSmithKline plc
 On April 22, 2014 (and as amended and restated on May 29, 2014), Novartis entered into the following agreements with GlaxoSmithKline plc, Great Britain (GSK). These transactions with GSK are inter-conditional and were approved by GSK shareholders in December 2014. They are still subject to other closing conditions, including regulatory approvals. The transactions are expected to close during the first half of 2015.

Pharmaceuticals – Acquisition of GSK oncology products
 Novartis has agreed to acquire GSK’s oncology products for an aggregate cash consideration of USD 16 billion. Up to USD 1.5 billion of this cash consideration is contingent on certain development milestones. In addition, under the terms of the agreement, Novartis was granted a right of first negotiation over the co-development or commercialization to GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years, from the acquisition closing date.

Vaccines – Divestment
 Novartis has agreed to divest its Vaccines business to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion to be paid on closing and up to USD 1.8 billion in future milestone payments. Novartis’s Vaccines influenza business is excluded from the GSK Vaccines business acquisition. However, GSK has entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis may unilaterally require GSK to acquire the entire or certain parts of its vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, is not completed. The option period is 18 months, beginning the earlier of the GSK transaction closing date and October 22, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK consumer healthcare in a joint venture
 Novartis and GSK have agreed to create a combined consumer healthcare business through a joint venture between Novartis OTC and GSK consumer healthcare. Upon completion, Novartis will own a 36.5% share of the joint venture and will have four of eleven seats on the joint venture’s Board. Furthermore, Novartis will have customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism. The investment will be accounted for using the equity method of accounting.

Transaction with CSL
 On October 26, 2014 Novartis entered into a transaction with CSL to sell its Vaccines influenza business to CSL for USD 275 million. This transaction is expected to be completed in the second half of 2015, subject to all necessary regulatory approvals.

Entering into the separate divestment agreement with CSL resulted in the vaccine influenza business being a separate cash generating unit within the Vaccines Division, requiring the performance of a separate valuation of the influenza vaccines business net assets. This triggered the recognition of an exceptional impairment charge of approximately USD 1.1 billion (pre-tax), as the book value of the influenza vaccines business net assets was above the USD 275 million consideration to be paid by CSL.

Classification as discontinuing operations
 These major pending transactions, combined with the divestment of the blood transfusion diagnostics unit which closed on January 9, 2014, result from the portfolio review which commenced in mid-2013.

As a result, Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and the Vaccines Division including the USD 0.9 billion pre-tax gain arising from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014, and related prior-year results for this unit’s activity. Excluded from discontinuing operations are certain intellectual property rights and related other revenues of the Vaccines Division which are retained by Novartis and are now reported under Corporate activities. Also included in discontinuing operations, under Corporate, are certain transaction related expenses.

As required by IFRS, 2014 results exclude from the portfolio transformation announcement date any further depreciation and amortization related to discontinuing operations.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

There were no significant acquisition or divestment transactions in 2013.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2014	2013	Change	FY 2014 USD m	FY 2013 USD m	Change USD m

Balance at beginning of year	2 426.1	2 420.6	5.5	74 343	69 137	5 206

Shares acquired to be held in Group Treasury	-46.8	-33.3	-13.5	-4 057	-2 464	-1 593

Shares acquired to be cancelled	-27.0	-2.2	-24.8	-2 396	-170	-2 226

Other share purchases	-5.4	-4.8	-0.6	-473	-356	-117

Increase in equity from exercise of options and employee transactions	41.4	34.3	7.1	2 400	1 691	709

Equity-based compensation	10.3	11.5	-1.2	1 143	1 077	66

Treasury share repurchase commitment under a share buy-back trading plan				-658		-658

Dividends				-6 810	-6 100	-710

Net income of the period attributable to shareholders of Novartis AG				10 210	9 175	1 035

Other comprehensive income attributable to shareholders of Novartis AG				-2 936	2 363	-5 299

Impact of change in ownership of consolidated entities					-10	10

Balance at December 31	2 398.6	2 426.1	-27.5	70 766	74 343	-3 577

5. Consolidated income statements – Segmentation – Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m

Net sales to third parties	7 860	8 323	2 703	2 655	2 512	2 411			13 075	13 389	1 558	1 689			14 633	15 078

Sales to other segments	61	35	11	10	70	77	-87	-71	55	51	14	14	-69	-65

Net sales	7 921	8 358	2 714	2 665	2 582	2 488	-87	-71	13 130	13 440	1 572	1 703	-69	-65	14 633	15 078

Other revenues	171	127	10	7	3	6	40	48	224	188	16	97			240	285

Cost of goods sold	-1 709	-1 773	-1 320	-1 308	-1 527	-1 480	140	133	-4 416	-4 428	-1 022	-949	69	65	-5 369	-5 312

Gross profit	6 383	6 712	1 404	1 364	1 058	1 014	93	110	8 938	9 200	566	851	0	0	9 504	10 051

Marketing & Sales	-2 157	-2 357	-641	-648	-431	-446			-3 229	-3 451	-447	-503			-3 676	-3 954

Research & Development	-2 073	-1 990	-247	-287	-217	-209			-2 537	-2 486	-216	-211			-2 753	-2 697

General & Administration	-294	-272	-162	-150	-102	-104	-178	-169	-736	-695	-108	-127			-844	-822

Other income	215	317	42	51	37	41	312	104	606	513	91	53	-8	-4	689	562

Other expense	-463	-397	-31	-158	-55	-20	-142	-173	-691	-748	-1 065	-23	8	4	-1 748	-767

Operating income	1 611	2 013	365	172	290	276	85	-128	2 351	2 333	-1 179	40	0	0	1 172	2 373

as % of net sales	20.5%	24.2%	13.5%	6.5%	11.5%	11.4%			18.0%	17.4%	-75.7%	2.4%			8.0%	15.7%

Income from associated companies					1		579	155	580	155	-1	-1			579	154

Interest expense									-188	-163					-188	-163

Other financial income and expense									13	-42					13	-42

Income before taxes									2 756	2 283	-1 180	39			1 576	2 322

Taxes									-308	-268	219	4			-89	-264

Net income									2 448	2 015	-961	43			1 487	2 058

Consolidated income statements – Segmentation – Full year

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m

Net sales to third parties	31 791	32 214	10 827	10 496	9 562	9 159			52 180	51 869	5 816	6 051			57 996	57 920

Sales to other segments	262	202	49	50	286	294	-358	-325	239	221	78	72	-317	-293

Net sales	32 053	32 416	10 876	10 546	9 848	9 453	-358	-325	52 419	52 090	5 894	6 123	-317	-293	57 996	57 920

Other revenues	629	497	34	27	12	18	540	84	1 215	626	65	285			1 280	911

Cost of goods sold	-6 889	-6 655	-5 193	-4 900	-5 751	-5 476	488	452	-17 345	-16 579	-3 073	-3 322	317	293	-20 101	-19 608

Gross profit	25 793	26 258	5 717	5 673	4 109	3 995	670	211	36 289	36 137	2 886	3 086	0	0	39 175	39 223

Marketing & Sales	-8 178	-8 514	-2 474	-2 452	-1 725	-1 672			-12 377	-12 638	-1 812	-1 911			-14 189	-14 549

Research & Development	-7 331	-7 242	-928	-1 042	-827	-787			-9 086	-9 071	-857	-781			-9 943	-9 852

General & Administration	-1 009	-1 051	-613	-589	-376	-374	-618	-589	-2 616	-2 603	-431	-457			-3 047	-3 060

Other income	734	699	79	79	97	106	481	321	1 391	1 205	1 007	174	-18	-12	2 380	1 367

Other expense	-1 538	-774	-184	-437	-190	-240	-600	-596	-2 512	-2 047	-1 146	-184	18	12	-3 640	-2 219

Operating income	8 471	9 376	1 597	1 232	1 088	1 028	-67	-653	11 089	10 983	-353	-73	0	0	10 736	10 910

as % of net sales	26.6%	29.1%	14.8%	11.7%	11.4%	11.2%			21.3%	21.2%	-6.1%	-1.2%			18.5%	18.8%

Income from associated companies	812				4	2	1 102	597	1 918	599	2	1			1 920	600

Interest expense									-704	-683					-704	-683

Other financial income and expense									-31	-92					-31	-92

Income before taxes									12 272	10 807	-351	-72			11 921	10 735

Taxes									-1 545	-1 498	-96	55			-1 641	-1 443

Net income									10 727	9 309	-447	-17			10 280	9 292

Discontinuing operations – Segmentation – Fourth quarter

	Vaccines as previously published [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m

Net sales to third parties of discontinuing operations	494	655	1 064	1 034					1 558	1 689

Sales to other segments	19	11	-5	3					14	14

Net sales of discontinuing operations	513	666	1 059	1 037					1 572	1 703

Other revenues	8	135	8	10		-48			16	97

Cost of goods sold	-584	-511	-438	-442		4			-1 022	-949

Gross profit of discontinuing operations	-63	290	629	605		-44			566	851

Marketing & Sales	-74	-91	-373	-412					-447	-503

Research & Development	-141	-132	-75	-79					-216	-211

General & Administration	-32	-38	-76	-87				-2	-108	-127

Other income	10	24	83	22			-2	7	91	53

Other expense	-784	-11	-16	-1		1	-265	-12	-1 065	-23

Operating loss/income of discontinuing operations	-1 084	42	172	48		-43	-267	-7	-1 179	40

as % of net sales	-219.4%	6.4%	16.2%	4.6%					-75.7%	2.4%

Income from associated companies	-1	-1							-1	-1

Loss/income before taxes of discontinuing operations									-1 180	39

Taxes									219	4

Net loss/income of discontinuing operations									-961	43

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Discontinuing operations – Segmentation – Full year

	Vaccines as previously published [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m

Net sales to third parties of discontinuing operations	1 537	1 987	4 279	4 064					5 816	6 051

Sales to other segments	65	61	13	11					78	72

Net sales of discontinuing operations	1 602	2 048	4 292	4 075					5 894	6 123

Other revenues	32	333	33	36		-84			65	285

Cost of goods sold	-1 336	-1 578	-1 737	-1 751		7			-3 073	-3 322

Gross profit of discontinuing operations	298	803	2 588	2 360		-77			2 886	3 086

Marketing & Sales	-280	-334	-1 532	-1 577					-1 812	-1 911

Research & Development	-545	-476	-312	-305					-857	-781

General & Administration	-118	-140	-313	-316				-1	-431	-457

Other income	905	70	99	79			3	25	1 007	174

Other expense	-812	-88	-60	-63		4	-274	-37	-1 146	-184

Operating loss of discontinuing operations	-552	-165	470	178		-73	-271	-13	-353	-73

as % of net sales	-35.9%	-8.3%	11.0%	4.4%					-6.1%	-1.2%

Income from associated companies	2	1							2	1

Loss before taxes of discontinuing operations									-351	-72

Taxes									-96	55

Net loss of discontinuing operations									-447	-17

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Discontinuing operations – Condensed balance sheet (audited)

	Dec 31, 2014 USD m	Dec 31, 2013 USD m

Assets
Property, plant & equipment	1 411	145

Goodwill and other intangible assets	2 462	358

Financial and other non-current assets	352	10

Inventories	1 155	87

Trade receivables and other current assets	1 421	159

Total assets related to discontinuing operations and held for sale	6 801	759

Liabilities
Other non-current liabilities	706

Trade payables and other current liabilities	1 712	50

Total liabilities related to discontinuing operations and held for sale	2 418	50

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of December 31, 2014 and December 31, 2013. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2014 Annual Report, published on January 27, 2015.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Dec 31, 2014 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2014 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2014 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2014 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2014 (audited) USD m	Dec 31, 2013 (audited) USD m

Debt securities	301	294	26	29					327	323

Equity securities	15	21				26			15	47

Fund investments	29				6	11			35	11

Total available-for-sale marketable securities	345	315	26	29	6	37			377	381

Time deposits with original maturity more than 90 days							6	1 931	6	1 931

Derivative financial instruments			356	121					356	121

Accrued interest on debt securities							3	5	3	5

Total marketable securities, time deposits and derivative financial instruments	345	315	382	150	6	37	9	1 936	742	2 438

Available-for-sale financial investments	605	458			332	366			937	824

Fund investments					71	52			71	52

Long-term loans and receivables, advances, security deposits							712	647	712	647

Financial investments and long-term loans	605	458			403	418	712	647	1 720	1 523

Associated companies	66				168				234

Total associated companies at fair value through profit or loss	66				168				234

Contingent consideration					-756	-572			-756	-572

Derivative financial instruments			-52	-103					-52	-103

Total financial liabilities at fair value			-52	-103	-756	-572			-808	-675

With effect from January 1, 2014, in order to have consistent valuation methods for all venture capital fund investments, the Group has commenced valuing its fund investments with a voting share interest in excess of 20%, at fair value instead of using the equity method of accounting. For reasons of materiality this new accounting policy is applied prospectively. Apart from this change, there were no other changes in the full year to the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 17.0 billion at December 31, 2014 (USD 13.5 billion at December 31, 2013) compared to the balance sheet value of USD 16.0 billion (USD 12.9 billion at December 31, 2013). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.7 billion at December 31, 2014 (USD 1.5 billion at December 31, 2013).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 26, 2015 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report. Reference is also made to note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014 for a summary of significant legal proceedings.

Investigations and related litigations

 Southern District of New York (SDNY) marketing practices investigation and litigation
 In April 2013, the US government filed a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the SDNY involving several of NPC’s cardiovascular medications. The suit is related to a previously disclosed 2011 investigation of the United States Attorney’s Office (USAO) for the SDNY relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The complaint, as subsequently amended, asserts federal False Claims Act and common law claims with respect to speaker programs for NPC’s cardiovascular medications allegedly serving as mechanisms to provide kickbacks to healthcare professionals. It seeks unspecified damages, which according to the complaint are “substantial”, including treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In August 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna, which were subsequently dismissed with prejudice by the court. NPC vigorously contests the SDNY, New York State and individual claims, both as to alleged liability and amount of damages and penalties.

SDNY specialty pharmacies investigation and litigation
 In April 2013, the US government filed a civil complaint in intervention to a qui tam action against NPC in the USDC for the SDNY. The suit is related to a previously disclosed 2012 investigation of the USAO for the SDNY into NPC’s interactions with certain specialty pharmacies concerning in particular Myfortic, Exjade, Gleevec, Tasigna and TOBI. The complaint, as subsequently amended, asserts federal False Claims Act and state law claims related to alleged unlawful contractual discounts and rebates to specialty pharmacies in connection with Myfortic, and alleged unlawful contractual discounts, rebates and patient referrals to one specialty pharmacy in connection with Exjade. The US government seeks unspecified damages, which according to the complaint are “substantial”, including treble damages and maximum civil penalties per claim. In January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade; and the qui tam relator served on NPC an amended complaint also asserting similar claims with respect to Myfortic and Exjade, as well as claims involving Tasigna, Gleevec and TOBI that the federal and various state governments declined to pursue. NPC vigorously contests all government and relator claims, both as to alleged liability and amount of damages and penalties.

District of New Jersey (DNJ) investigation
 In late September 2014, Alcon Laboratories, Inc. (ALI) received a subpoena from the USAO for the DNJ relating to an investigation of Alcon sales practices. ALI is cooperating with this investigation.

New York state investigation
 In November 2014, ALI received a civil subpoena from the New York state attorney general relating to an investigation into a unilateral pricing policy program. ALI is at the outset of assessing the facts and is cooperating with this investigation.

Lucentis/Avastin® matters in Italy and France
 In 2013, the Italian Competition Authority (ICA) opened an investigation to assess whether Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. In March 2014, the ICA imposed a fine equivalent to USD 125 million on Novartis AG and Novartis Farma S.p.A. and a fine on F. Hoffmann-La Roche AG and Roche S.p.A. equivalent to USD 122 million. Novartis appealed the ICA decision and, as required by Italian law, has paid the ICA fine, subject to the right to later claim recoupment. In December 2014, the Tribunale amministrativo regionale (TAR) del Lazio published a decision rejecting all appeals. Novartis intends to appeal the decision of the TAR Lazio. In October 2014, Novartis also appealed the resolution of the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label. The Italian Ministry of Health (MoH) has indicated in a letter that it intended to seek a total equivalent of approximately USD 1.4 billion in damages from Novartis and Roche entities based on the above allegations, and the Lombardia region has sent a payment request equivalent to approximately USD 71 million. Novartis vigorously contests the MoH and Lombardia claims.

The French Competition Authority carried out an inspection in April 2014 on the premises of Novartis Groupe France and Roche with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet age-related macular degeneration.

Japan investigations
 Novartis Pharma K.K. (NPKK) has completed a comprehensive investigation with external specialists launched in April 2013 which identified that two former employees of NPKK were not appropriately identified as NPKK employees in the trial publications for five post-registration investigator initiated trials (IITs) regarding valsartan. In October 2013, the Japanese Ministry of Health, Labor and Welfare (MHLW) published an interim report in which it required further actions, including investigations by the government into allegations of exaggerated advertising. None of the trials/publications were used for registration purposes. In July 2014, the Tokyo District Public Prosecutor Office indicted a former NPKK employee, and also NPKK under the dual liability concept in Japanese law, in two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million. Novartis is cooperating fully with the authorities.

Also in January 2014, allegations of inappropriate involvement of NPKK representatives in a nilotinib IIT being conducted by the University of Tokyo Hospital were raised in the media. In February 2014, NPKK established an External Investigation Committee (EIC) to clarify the actual involvement in the IIT as well as the root cause and provide a proposal for preventing recurrence. In March 2014, the EIC issued a final report finding various instances of improper conduct, including improper handling of confidential patient information, document destruction and failure to report adverse events. The MHLW issued a business improvement order in July 2014, following NPKK’s disclosure of its failure to report adverse events. Novartis is implementing a business improvement plan and has notified all competent health authorities worldwide about the adverse events reporting issue, and several have requested additional information and clarification from Novartis. In addition to taking remedial action, Novartis also conducted a comprehensive review of NPKK’s conduct and business practices related to IITs and the other above issues in Japan, and has released new global guidelines for IITs.

The MHLW plans to issue new guidelines governing the conduct of IITs in Japan, and it is in the process of determining any additional sanctions against NPKK for the above conduct which could potentially include a temporary suspension of certain business activities.

Italy investigations
 In January 2014, the ICA opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively) to prevent competition in tenders issued by the regions of Emilia Romagna, Veneto and Lombardia.

In June 2014, the public prosecutor of Siena initiated a criminal investigation of Novartis Vaccines and Diagnostics S.r.l. with respect to allegations that the transfer price of the adjuvant MF59 was unlawfully marked up. The investigation concerns whether the Focetria and Fluad vaccines sold to the government were over-priced and whether the Italian Ministry of Health paid an inflated amount in a dispute settlement relating to the supply of Focetria during the 2009 pandemic.

Product liability matters

 Zometa/Aredia product liability litigation
 NPC is a defendant in approximately 525 remaining cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw or atypical femur fracture after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. From the outset of the litigation, approximately 332 cases have been dismissed on pre-trial summary judgment or other dismissal, of which 16 remain on appeal.

Through the end of the fourth quarter of 2014, judgment has been entered in favor of NPC in nine jury trials, seven of which are final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings, juries awarded compensatory damages (averaging approximately USD 0.7 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Four of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each. In the one plaintiff’s verdict outside the centralized proceedings, the jury awarded USD 2.65 million in compensatory damages and no punitive damages.

Further trials are scheduled. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive for other cases. The cases are being vigorously defended.

Arbitration

 Fanapt® arbitration: Concluded
 In May 2014, Vanda Pharmaceuticals Inc. commenced an arbitration against Novartis Pharma AG relating to the licensing of Fanapt®. The case was resolved in the fourth quarter of 2014 for an amount that is not material to Novartis.

Other Matters

 Average Wholesale Price (AWP) litigation
 Claims have been brought by various US state governmental entities against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the AWP that is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. In the second quarter of 2014, Sandoz reached a settlement of the Illinois claims against it for USD 63 million. Further settlements have been obtained in the cases brought by the states of Kansas and Utah against NPC, each for amounts that are not material to Novartis. Actions brought by the states of Illinois, Mississippi, Utah and Wisconsin remain pending against one or more Novartis companies. At least one trial is scheduled for 2015. NPC is also a defendant in a putative class action brought by private payors in New Jersey. The cases are being vigorously defended.

Qui tam action
 In 2006, NPC received a subpoena from the US government seeking certain information regarding the marketing and promotion of Xolair. The investigation, which was previously disclosed, was prompted by a qui tam complaint filed in the District of Massachusetts (D. Mass.) in 2006, asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair. In addition to the 2006 suit, relator complaints were filed in D. Mass. in 2010 and 2012 against various Novartis, Genentech and Roche entities, containing allegations similar to those in the 2006 complaint. In 2011, the US and various state governments declined to intervene in the relators’ actions, and closed the investigation. In June 2014, the relator in the 2010 action voluntarily dismissed his claims in that complaint with prejudice; the US and various states subsequently consented to the dismissal. The relator complaints in combination claim more than USD 1.5 billion in alleged treble damages, civil penalties and disgorgement of profits. Novartis denies the allegations both as to the merits and the monetary claims and is vigorously contesting these actions.

Consumer class actions
 Novartis companies have been the subject of various consumer lawsuits that are brought as proposed class actions but in which class certification has not been decided. For example, four putative class actions were brought in December 2013 and January 2014 against Novartis and its consumer health unit. They generally claim that it was a deceptive practice to sell Excedrin Migraine at a higher price than Excedrin Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients. In 2014, three of the four putative class actions were dismissed; the remaining one is pending in the DNJ.

Since November 2012, six putative consumer fraud class action litigations were commenced against Alcon (and in four cases Sandoz) in federal courts in the Southern Districts of Illinois (S.D. Ill.) and Florida and the Districts of Missouri, Massachusetts and New Jersey. They claim that Alcon’s, Sandoz’s and many other manufacturers defendants’ eye drop products were deceptively designed so that the drop dosage is more than necessary to be absorbed in the eye or there is too much solution in each bottle for the course of the treatment, leading to wastage and higher costs to patient consumers. Three cases remain pending in the S.D. Ill., D. Mass. and DNJ. Novartis is vigorously defending the remaining cases, both on the merits and with respect to class certification.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent event

Divestment of Animal Health business
 On January 1, 2015, Novartis completed the divestment of its Animal Health division to Eli Lilly and Company, USA, for approximately USD 5.4 billion. This will result in a pre-tax gain of approximately USD 4.6 billion.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

2013 results excluding Diagnostics unit

On January 9, 2014, Novartis completed the divestment to Grifols S.A. of our former blood transfusion diagnostics unit, which had been included in our former Vaccines and Diagnostics Division. Because the divestment occurred near the beginning of 2014, Novartis believes that investor understanding of the Group’s performance would be enhanced by disclosing a comparison of the Novartis 2014 results against 2013 results that exclude the results of the divested business, since it will assist investors in evaluating the Group’s performance on a more comparable basis from year to year. For this reason, management has used this comparison, in addition to IFRS and other measures, in its assessments of the Group’s performance.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m	Q4 2014 USD m	Q4 2013 USD m

IFRS Operating income	1 611	2 013	365	172	290	276	85	-128	2 351	2 333	-1 179	40	1 172	2 373

Adjustment for divested blood transfusion diagnostics unit												-95		-95

Operating income excl. Diagnostics	1 611	2 013	365	172	290	276	85	-128	2 351	2 333	-1 179	-55	1 172	2 278

Amortization of intangible assets	67	70	522	517	96	105	1		686	692		57	686	749

Impairments

Intangible assets	155	19			12				167	19	405		572	19

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	2		-1						1		1		2

Other property, plant & equipment	-6	53			5	1	1	17		71	737	1	737	72

Financial assets	6	14			1		43	6	50	20			50	20

Total impairment charges	157	86	-1		18	1	44	23	218	110	1 143	1	1 361	111

Acquisition or divestment related items

- Income											4		4

- Expense	26			121					26	121	196		222	121

Total acquisition or divestment related items, net	26			121					26	121	200		226	121

Other exceptional items

Exceptional divestment gains	-34	-125					-248		-282	-125			-282	-125

Restructuring items

- Income	-13	-28	-11						-24	-28	1		-23	-28

- Expense	220	85	21	41	12				253	126	2	-3	255	123

Legal-related items

- Expense		5				-10	30		30	-5			30	-5

Additional exceptional income	-59	-34	-29	-44		-4		-1	-88	-83	-81	1	-169	-82

Additional exceptional expense	2	61	28	44		5	29	39	59	149	7	2	66	151

Total other exceptional items	116	-36	9	41	12	-9	-189	38	-52	34	-71		-123	34

Total adjustments	366	120	530	679	126	97	-144	61	878	957	1 272	58	2 150	1 015

Core operating income	1 977	2 133	895	851	416	373	-59	-67	3 229	3 290	93	3	3 322	3 293

as % of net sales	25.2%	25.6%	33.1%	32.1%	16.6%	15.5%			24.7%	24.6%	6.0%	0.2%	22.7%	22.1%

Income from associated companies					1		579	155	580	155	-1	-1	579	154

Core adjustments to income from associated companies, net of tax							-370	44	-370	44			-370	44

Interest expense									-188	-163			-188	-163

Other financial income and expense									13	-42			13	-42

Taxes (adjusted for above items)									-407	-418	-35	24	-442	-394

Core net income									2 857	2 866	57	26	2 914	2 892

Core net income attributable to shareholders									2 860	2 836	58	27	2 918	2 863

Core EPS (USD)									1.19	1.17	0.02	0.01	1.21	1.18

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Full year

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m	FY 2014 USD m	FY 2013 USD m

IFRS Operating income	8 471	9 376	1 597	1 232	1 088	1 028	-67	-653	11 089	10 983	-353	-73	10 736	10 910

Adjustment for divested blood transfusion diagnostics unit												-239		-239

Operating income excl. Diagnostics	8 471	9 376	1 597	1 232	1 088	1 028	-67	-653	11 089	10 983	-353	-312	10 736	10 671

Amortization of intangible assets	276	278	2 064	1 989	400	409	3	4	2 743	2 680	73	220	2 816	2 900

Impairments

Intangible assets	231	29	7	57	39	20			277	106	405	8	682	114

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	23	1							23	1	-1	33	22	34

Other property, plant & equipment	-8	28	-1	4	7	-3	23	17	21	46	737		758	46

Financial assets	20	16			1		91	41	112	57		8	112	65

Total impairment charges	266	74	6	61	47	17	114	58	433	210	1 141	49	1 574	259

Acquisition or divestment related items

- Income											-876		-876

- Expense	33			330				1	33	331	196		229	331

Total acquisition or divestment related items, net	33			330				1	33	331	-680		-647	331

Other exceptional items

Exceptional divestment gains	-237	-313					-294		-531	-313			-531	-313

Restructuring items

- Income	-56	-40	-24		-3				-83	-40	-7		-90	-40

- Expense	632	122	95	77	21	2	1		749	201	28	25	777	226

Legal-related items

- Income											-2		-2

- Expense	125	33				85	30		155	118			155	118

Additional exceptional income	-158	-70	-29	-56		-4	-315	-75	-502	-205	-81		-583	-205

Additional exceptional expense	162	63	102	61	18	4	105	114	387	242	24	2	411	244

Total other exceptional items	468	-205	144	82	36	87	-473	39	175	3	-38	27	137	30

Total adjustments	1 043	147	2 214	2 462	483	513	-356	102	3 384	3 224	496	296	3 880	3 520

Core operating income	9 514	9 523	3 811	3 694	1 571	1 541	-423	-551	14 473	14 207	143	-16	14 616	14 191

as % of net sales	29.9%	29.6%	35.2%	35.2%	16.4%	16.8%			27.7%	27.4%	2.5%	-0.3%	25.2%	24.7%

Income from associated companies	812				4	2	1 102	597	1 918	599	2	1	1 920	600

Core adjustments to income from associated companies, net of tax	-812						-163	277	-975	277			-975	277

Interest expense									-704	-683			-704	-683

Other financial income and expense[1]									-31	-48			-31	-48

Taxes (adjusted for above items)									-2 028	-2 057	-43	71	-2 071	-1 986

Core net income									12 653	12 295	102	56	12 755	12 351

Core net income attributable to shareholders									12 580	12 175	105	59	12 685	12 234

Core EPS (USD)									5.19	4.99	0.04	0.02	5.23	5.01

[1] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q4 2014 Core results	Q4 2013 Core results excluding Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 504	672	254		47	10 477	10 671

Operating income	1 172	686	1 361	226	-123	3 322	3 293

Income before taxes	1 576	736	1 362	226	-544	3 356	3 286

Taxes[6]	-89					-442	-394

Net income	1 487					2 914	2 892

EPS (USD)[7]	0.62					1.21	1.18

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 369	672	254		47	-4 396	-4 462

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 676				7	-3 669	-3 913

Research & Development	-2 753	13	215		-6	-2 531	-2 601

General & Administration	-844				23	-821	-807

Other income	689		-9	4	-476	208	315

Other expense	-1 748	1	901	222	282	-342	-372

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	579	50	1		-421	209	198

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 50 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets; Cost of goods sold and Other expense include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business; Other expense also includes an additional impairment charge incurred in Corporate, for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes costs related to the planned acquisition of GSK oncology assets as well as professional service fees related to the portfolio transformation divestment activities.

[4] Other exceptional items: Cost of goods sold includes charges for the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and General & Administration include charges for transforming IT and finance processes; Other income includes manufacturing sites rationalization gains, product related divestment gains and gains in the Novartis Venture Fund, and the impact from a post-retirement medical plan amendment; Other expense also includes restructuring provision charges, charges for transforming IT, and a write-off of a receivable as a result of the proposed portfolio transformation transactions; Income from associated companies includes the gain from the divestment of the Lohmann shareholding.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.8 billion to arrive at the core results before tax amounts to USD 353 million. The average tax rate on the adjustments is 19.8% due to the adjustment required in the quarter by applying the estimated full year tax charge to the year-to-date pre-tax income of the period.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2014 Core results	FY 2013 Core results excluding Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	39 175	2 757	281		-120	42 093	41 763

Operating income	10 736	2 816	1 574	-647	137	14 616	14 191

Income before taxes	11 921	3 073	1 575	-647	-1 096	14 826	14 337

Taxes[6]	-1 641					-2 071	-1 986

Net income	10 280					12 755	12 351

EPS (USD)[7]	4.21					5.23	5.01

The following are adjustments to arrive at Core Gross Profit

Other revenues	1 280				-302	978	699

Cost of goods sold	-20 101	2 757	281		182	-16 881	-16 291

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-14 189				22	-14 167	-14 477

Research & Development	-9 943	56	298		17	-9 572	-9 613

General & Administration	-3 047				64	-2 983	-3 014

Other income	2 380		-16	-876	-902	586	799

Other expense	-3 640	3	1 011	229	1 056	-1 341	-1 267

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	1 920	257	1		-1 233	945	877

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 257 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets; Cost of goods sold and Other expense also include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business; Other expense also includes an additional impairment charge incurred in Corporate, for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes costs related to the planned acquisition of GSK oncology assets as well as professional service fees related to the portfolio transformation divestment activities.

[4] Other exceptional items: Other revenues includes an amount for a commercial settlement; Cost of goods sold includes charges for the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and General & Administration include charges for transforming IT and finance processes; Other income includes product related divestment gains and gains in the Novartis Venture Fund, an insurance recovery net of a deferred amount, a partial reversal of a legal expense provision, a reduction in restructuring provisions, and the impact from a post-retirement medical plan amendment; Other expense includes restructuring provision charges, charges for transforming IT and finance processes, an expense related to Lucentis in Italy, the expense of USD 204 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations, and a write-off of a receivable as a result of the proposed portfolio transformation transactions; Income from associated companies includes gains from the divestment of Idenix and Lohmann shareholdings.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2.9 billion to arrive at the core results before tax amounts to USD 430 million. The average tax rate on the adjustments is 14.8 % since the estimated full year tax charge has been applied to the pre-tax income of the period.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 383	59	-58		31	6 415	6 773

Operating income	1 611	67	157	26	116	1 977	2 133

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 709	59	-58		31	-1 677	-1 712

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-2 157				2	-2 155	-2 330

Research & Development	-2 073	8	213		-16	-1 868	-1 958

Other income	215		-10		-108	97	118

Other expense	-463		12	26	207	-218	-198

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of good sold includes partial reversal of previously impaired production assets, partly offset by the impairment of intangible assets related to a marketed product; Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income relates to impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes costs related to the planned acquisition of GSK oncology assets.
[4] Other exceptional items: Cost of goods sold and Research & Development include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes gains related to the rationalization of manufacturing sites, the impact from a post-retirement medical plan amendment, as well as additional gains from divestments announced in prior periods; Other expense includes mostly restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	25 793	238	-58		127	26 100	26 492

Operating income	8 471	276	266	33	468	9 514	9 523

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 889	238	-58		127	-6 582	-6 421

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-8 178				2	-8 176	-8 487

Research & Development	-7 331	38	289		7	-6 997	-7 161

General & Administration	-1 009				1	-1 008	-1 051

Other income	734		-13		-451	270	263

Other expense	-1 538		48	33	782	-675	-533

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of good sold includes partial reversal of previously impaired production assets, partly offset by the impairment of intangible assets related to a marketed product; Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income relates to impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes costs related to the planned acquisition of GSK oncology assets.
[4] Other exceptional items: Cost of goods sold, Research & Development and Marketing & Sales include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes an insurance recovery from Corporate related to exchange risks, gains related to the rationalization of manufacturing sites, the impact from a post-retirement medical plan amendment, as well as additional gains from divestments announced in prior periods; Other expense include restructuring charges, an expense related to Lucentis in Italy and an expense of USD 157 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 404	517			3	1 924	1 880

Operating income	365	522	-1		9	895	851

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 320	517			3	-800	-792

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-641				5	-636	-648

Research & Development	-247	5			10	-232	-236

General & Administration	-162				14	-148	-142

Other income	42				-39	3	11

Other expense	-31		-1		16	-16	-14

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes the reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Research & Development includes a net increase of contingent consideration liabilities related to acquisitions; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the impact from a post-retirement medical plan amendment.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 717	2 056			26	7 799	7 665

Operating income	1 597	2 064	6		144	3 811	3 694

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 193	2 056			26	-3 111	-2 908

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-2 474				20	-2 454	-2 452

Research & Development	-928	8	7		10	-903	-939

General & Administration	-613				45	-568	-564

Other income	79		-1		-52	26	39

Other expense	-184				95	-89	-55

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes a reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Research & Development includes a net increase of contingent consideration liabilities related to acquisitions; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, as well as the impact from a post-retirement medical plan amendment; Other expense also includes an expense of USD 29 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 058	96	10		5	1 169	1 119

Operating income	290	96	18		12	416	373

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 527	96	10		5	-1 416	-1 375

The following are adjustments to arrive at Core Operating Income

Research & Development	-217		2			-215	-208

Other expense	-55		6		7	-42	-29

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold and Research & Development include charges related to impairment of intangible assets; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Other exceptional items: Cost of goods sold and Other expense relates to restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	4 109	398	37		10	4 554	4 424

Operating income	1 088	400	47		36	1 571	1 541

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 751	398	37		10	-5 306	-5 047

The following are adjustments to arrive at Core Operating Income

Research & Development	-827	2	2			-823	-785

Other income	97		-1		-3	93	100

Other expense	-190		9		29	-152	-152

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include charges related to impairment of intangible assets; Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges; Other income includes the reversal of restructuring charges; Other expense also includes an expense of USD 18 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	93					93	110

Operating loss	85	1	44		-189	-59	-67

The following are adjustments to arrive at Core Operating Loss

General & Administration	-178				9	-169	-169

Other income	312				-248	64	104

Other expense	-142	1	44		50	-47	-112

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: General & Administration includes expenses related to setup costs for Novartis Business Services; Other income relates to gains in the Novartis Venture Fund; Other expense includes charges for transforming IT and finance processes, as well as a provision for a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	670				-302	368	211

Operating loss	-67	3	114		-473	-423	-551

The following are adjustments to arrive at Core Gross Profit

Other revenues	540				-302	238	84

The following are adjustments to arrive at Core Operating Loss

General & Administration	-618				18	-600	-589

Other income	481				-307	174	246

Other expense	-600	3	114		118	-365	-419

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Other revenues includes an amount for a commercial settlement; General & Administration includes expenses related to setup costs for Novartis Business Services; Other income includes an insurance recovery transferred to Pharmaceuticals net of a deferred amount and gains in the Novartis Venture Fund; Other expense includes charges for transforming IT and finance processes, as well as a provision for a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results excluding Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	566		302		8	876	789

Operating income	-1 179		1 143	200	-71	93	3

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 022		302		8	-712	-779

The following are adjustments to arrive at Core Operating Income

Other income	91		1	4	-81	15	45

Other expense	-1 065		840	196	2	-27	-23

[1] Impairments: Cost of goods sold and Other expense include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business; Other income includes a revision to a reversal of an impairment charge for property, plant and equipment; Other expense relates to an additional impairment charge incurred in Corporate, for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.

[2] Acquisition or divestment related items, including restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, and the gain on the sale of a divested product, which was sold as a result of the proposed portfolio transformation transactions; Other expense includes the write-off of a receivable as a result of the proposed portfolio transformation transactions, partially offset by prior period professional service fees which have been reclassed as acquisition related items.

[4] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2014 Core results	FY 2013 Core results excluding Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 886	65	302		19	3 272	2 971

Operating income	-353	73	1 141	-680	-38	143	-16

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 073	65	302		19	-2 687	-2 650

The following are adjustments to arrive at Core Operating Income

Research & Development	-857	8				-849	-728

Other income	1 007		-1	-876	-89	41	163

Other expense	-1 146		840	196	32	-78	-120

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation annoucement date; Research & Development includes the recurring amortization of acquired rights for technology platforms up to the portfolio transformation annoucement date.

[2] Impairments: Cost of goods sold and Other expense include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business; Other income includes a reduction of an impairment charge for property, plant and equipment; Other expense relates to an additional impairment charge in Corporate, for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[4] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the gain on the sale of a divested product, which was sold as a result of the proposed portfolio transformation transaction, the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, the partial reversal of a legal expense provision, and the impact from a post-retirement medical plan amendment; Other expense also includes the write-off of a receivable as a result of the proposed portfolio transformation transactions.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results excluding Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	-63		302		1	240	167

Operating loss	-1 084		1 071	18	-11	-6	-52

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-584		302		1	-281	-354

The following are adjustments to arrive at Core Operating Loss

Other income	10			4		14	17

Other expense	-784		769	14	-12	-13	-8

[1] Impairments: Cost of goods sold and Other expense include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[3] Other exceptional items: Cost of goods sold relates to restructuring charges; Other expense includes prior period professional service fees which have been reclassed as acquisition related items, as well as an adjustment to a restructuring charge.

[4] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2014 Core results	FY 2013 Core results excluding Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	298	49	302		1	650	529

Operating loss	-552	57	1 071	-862	-4	-290	-302

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 336	49	302		1	-984	-981

The following are adjustments to arrive at Core Operating Loss

Research & Development	-545	8				-537	-423

Other income	905			-876		29	61

Other expense	-812		769	14	-5	-34	-61

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation announcement date; Research & Development includes the recurring amortization of acquired rights for technology platforms up to the portfolio transformation announcement date.

[2] Impairments: Cost of goods sold and Other expense include the USD 1.1 billion impairment charge as a result of the proposed sale of the influenza vaccines business.
[3] Acquisition or divestment related items, including restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[4] Other exceptional items: Cost of goods sold relates to restructuring charges; Other expense includes an adjustment to a restructuring charge.
[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	629				7	636	622

Operating income	172		1	23	-81	115	60

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-438				7	-431	-425

The following are adjustments to arrive at Core Operating Income

Other income	83		1		-81	3	21

Other expense	-16			23	-7		-5

[1] Impairments: Other income includes an adjustment to an impairment charge reversal for property, plant and equipment.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other expense also includes professional service fees related to the portfolio transformation divestment activities.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the gain on the sale of a divested product, which was sold as a result of the proposed portfolio transformation transaction, as well as the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes prior period professional service fees which have been reclassed as acquisition related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Full year

	FY 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 588	16			18	2 622	2 442

Operating income	470	16	-1	23	-56	452	298

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 737	16			18	-1 703	-1 669

The following are adjustments to arrive at Core Operating Income

Other income	99		-1		-89	9	77

Other expense	-60			23	15	-22	-23

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation announcement date.

[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes professional service fees related to the portfolio transformation divestment activities.

[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the gain on the sale of a divested product, which was sold as a result of the proposed portfolio transformation transaction, the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, the partial reversal of a legal expense provision, and the impact from a post-retirement medical plan amendment.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate discontinuing – Fourth quarter

	Q4 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q4 2014 Core results	Q4 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	0					0	0

Operating loss	-267		71	159	21	-16	-5

The following are adjustments to arrive at Core Operating Loss

Other expense	-265		71	159	21	-14	-10

[1] Impairments: Other expense relates to an impairment charge incurred for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes professional service fees related to the portfolio transformation divestment activities.

[3] Other exceptional items: Other expense relates to a write-off of a receivable as a result of the proposed portfolio transformation transactions.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate discontinuing – Full year

	FY 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	FY 2014 Core results	FY 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	0					0	0

Operating loss	-271		71	159	22	-19	-12

The following are adjustments to arrive at Core Operating Loss

Other expense	-274		71	159	22	-22	-36

[1] Impairments: Other expense relates to an impairment charge incurred for an in-process project which is pending divestment as a result of the proposed portfolio transformation transactions.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes professional service fees related to the portfolio transformation divestment activities.

[3] Other exceptional items: Other expense relates to a write-off of a receivable as a result of the proposed portfolio transformation transactions.

Condensed consolidated changes in net debt

Fourth quarter

	Q4 2014 USD m	Q4 2013 USD m

Change in cash and cash equivalents	3 382	324

Change in marketable securities, commodities, financial debt and financial derivatives	-751	2 316

Reduction in net debt	2 631	2 640

Net debt at October 1	-9 180	-11 436

Net debt at December 31	-6 549	-8 796

Full year

	FY 2014 USD m	FY 2013 USD m

Change in cash and cash equivalents	6 336	1 135

Change in marketable securities, commodities, financial debt and financial derivatives	-4 089	1 676

Reduction in net debt	2 247	2 811

Net debt at January 1	-8 796	-11 607

Net debt at December 31	-6 549	-8 796

Components of net debt

	Dec 31, 2014 USD m	Dec 31, 2013 USD m

Current financial debts and derivative financial instruments	-6 612	-6 776

Non-current financial debts	-13 799	-11 242

Less liquidity:

Cash and cash equivalents	13 023	6 687

Marketable securities, commodities and derivative financial instruments	839	2 535

Net debt at December 31	-6 549	-8 796

Share information

	Dec 31, 2014	Dec 31, 2013

Number of shares outstanding	2 398 626 257	2 426 084 308

Registered share price (CHF)	92.35	71.20

ADR price (USD)	92.66	80.38

Market capitalization (USD billion)	223.7	194.2

Market capitalization (CHF billion)	221.5	172.7

Free cash flow

Fourth quarter

	Q4 2014 USD m	Q4 2013 USD m	Change USD m

Operating income from continuing operations	2 351	2 333	18

Reversal of non-cash items
Depreciation, amortization and impairments	1 291	1 211	80

Change in provisions and other non-current liabilities	316	204	112

Other	-118	-6	-112

Operating income adjusted for non-cash items	3 840	3 742	98

Interest and other financial receipts	394	-65	459

Interest and other financial payments	-168	-90	-78

Taxes paid	-559	-509	-50

Payments out of provisions and other net cash movements in non-current liabilities	-251	-302	51

Change in inventory and trade receivables less trade payables	1 422	1 332	90

Change in other net current assets and other operating cash flow items	45	-146	191

Cash flows from operating activities from continuing operations	4 723	3 962	761

Purchase of property, plant & equipment	-830	-1 048	218

Purchase of intangible, financial and other non-current assets	-304	-218	-86

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	366	179	187

Free cash flow from continuing operations	3 955	2 875	1 080

Free cash flow from discontinuing operations	464	444	20

Total free cash flow	4 419	3 319	1 100

Full year

	FY 2014 USD m	FY 2013 USD m	Change USD m

Operating income from continuing operations	11 089	10 983	106

Reversal of non-cash items
Depreciation, amortization and impairments	4 751	4 462	289

Change in provisions and other non-current liabilities	1 490	736	754

Other	122	307	-185

Operating income adjusted for non-cash items	17 452	16 488	964

Interest and other financial receipts	1 067	539	528

Interest and other financial payments	-692	-631	-61

Taxes paid	-2 179	-2 054	-125

Payments out of provisions and other net cash movements in non-current liabilities	-1 125	-947	-178

Change in inventory and trade receivables less trade payables	-731	-588	-143

Change in other net current assets and other operating cash flow items	106	-190	296

Cash flows from operating activities from continuing operations	13 898	12 617	1 281

Purchase of property, plant & equipment	-2 624	-2 903	279

Purchase of intangible, financial and other non-current assets	-1 079	-665	-414

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	739	472	267

Free cash flow from continuing operations	10 934	9 521	1 413

Free cash flow from discontinuing operations	-172	424	-596

Total free cash flow	10 762	9 945	817

Supplementary tables: Fourth quarter– Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	624	12	613	-1	1 237	1	5

Gilenya	Neuroscience	Relapsing multiple sclerosis	325	29	341	36	666	26	32

Lucentis	Ophthalmics	Age-related macular degeneration			588	1	588	-7	1

Diovan/Co–Diovan	Primary Care	Hypertension	83	-78	296	-31	379	-55	-53

Sandostatin	Oncology	Acromegaly	198	7	218	3	416		5

Afinitor/Votubia	Oncology	Breast cancer	224	24	202	23	426	18	24

Tasigna	Oncology	Chronic myeloid leukemia	152	32	276	29	428	22	30

Exforge	Primary Care	Hypertension	20	-77	278	6	298	-20	-14

Galvus	Primary Care	Diabetes			295	-1	295	-10	-1

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	120	12	120	-9	240	-4	0

Exjade	Oncology	Iron chelator	81	14	162	2	243	0	5

Xolair[1]	Primary Care	Asthma			200	25	200	16	25

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	14	8	150	-10	164	-16	-9

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain			172	4	172	-2	4

Myfortic	Integrated Hospital Care	Transplantation	34	-55	97	32	131	-18	-10

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	86	-27	42	9	128	-20	-18

Femara	Oncology	Breast cancer	9	80	89	3	98	-2	6

Comtan/Stalevo	Neuroscience	Parkinson’s disease	2	-78	87	2	89	-14	-5

Tegretol	Established medicines	Epilepsy	19	6	67	2	86	-4	2

Zortress/Certican	Integrated Hospital Care	Transplantation	18	80	67	40	85	35	45

Top 20 products total			2 009	-8	4 360	4	6 369	-6	0

Rest of portfolio			365	-5	1 126	3	1 491	-4	1

Total Division sales			2 374	-8	5 486	3	7 860	-6	0

[1] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Supplementary tables: Full year – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	2 170	12	2 576	-5	4 746	1	2

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 190	16	1 287	45	2 477	28	30

Lucentis	Ophthalmics	Age-related macular degeneration			2 441	5	2 441	2	5

Diovan/Co–Diovan	Primary Care	Hypertension	960	-43	1 385	-22	2 345	-33	-32

Sandostatin	Oncology	Acromegaly	751	6	899	6	1 650	4	6

Afinitor/Votubia	Oncology	Breast cancer	805	16	770	29	1 575	20	22

Tasigna	Oncology	Chronic myeloid leukemia	540	26	989	23	1 529	21	24

Exforge	Primary Care	Hypertension	284	-20	1 112	4	1 396	-4	-2

Galvus	Primary Care	Diabetes			1 224	6	1 224	2	6

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	485	6	524	-6	1 009	-2	-1

Exjade	Oncology	Iron chelator	307	16	619	1	926	4	6

Xolair[1]	Primary Care	Asthma			777	30	777	27	30

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	55	-2	629	-6	684	-9	-6

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain			632	-3	632	-6	-3

Myfortic	Integrated Hospital Care	Transplantation	149	-45	394	14	543	-15	-11

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	327	-25	165	8	492	-17	-16

Femara	Oncology	Breast cancer	27	42	353	0	380	-1	2

Comtan/Stalevo	Neuroscience	Parkinson’s disease	19	-42	352	-1	371	-7	-4

Tegretol	Established medicines	Epilepsy	82	19	264	1	346	1	4

Zortress/Certican	Integrated Hospital Care	Transplantation	60	88	267	28	327	31	36

Top 20 products total			8 211	-3	17 659	4	25 870	0	2

Rest of portfolio			1 561	-13	4 360	0	5 921	-6	-4

Total Division sales			9 772	-5	22 019	3	31 791	-1	1

[1] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Pharmaceuticals net sales by business franchise – Fourth quarter

	Q4 2014 USD m	Q4 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	56	53	6	15

Seebri Breezhaler	42	25	68	88

Ultibro Breezhaler	51	6	nm	nm

Subtotal COPD[1] portfolio	149	84	77	94

Galvus	295	328	-10	-1

Xolair[2]	200	173	16	25

TOBI	65	88	-26	-23

Other	8	10	-20	2

Total strategic franchise products	717	683	5	14

Diovan	379	843	-55	-53

Exforge	298	372	-20	-14

Tekturna/Rasilez	47	59	-20	-15

Other	274	352	-22	-16

Total Established medicines	998	1 626	-39	-34

Total Primary Care products	1 715	2 309	-26	-20

Oncology
Gleevec/Glivec	1 237	1 227	1	5

Tasigna	428	352	22	30

Subtotal Bcr-Abl franchise	1 665	1 579	5	10

Sandostatin	416	416	0	5

Afinitor/Votubia	426	361	18	24

Exjade	243	244	0	5

Femara	98	100	-2	6

Jakavi	84	47	79	91

Zometa	57	94	-39	-34

Proleukin	15	26	-42	-42

Zykadia	12	0	nm	nm

Other	66	60	10	11

Total Oncology products	3 082	2 927	5	10

Specialty - Neuroscience
Gilenya	666	527	26	32

Exelon/Exelon Patch	240	250	-4	0

Comtan/Stalevo	89	103	-14	-5

Extavia	43	37	16	20

Other	16	21	-24	-24

Total strategic franchise products	1 054	938	12	18

Established medicines	100	112	-11	-2

Total Neuroscience products	1 154	1 050	10	16

Specialty - Ophthalmics
Lucentis	588	630	-7	1

Other	13	14	-7	-4

Total Opthalmics products	601	644	-7	1

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	164	195	-16	-9

Myfortic	131	159	-18	-10

Zortress/Certican	85	63	35	45

Ilaris	54	37	46	54

Other	45	43	5	9

Total strategic franchise products	479	497	-4	4

Everolimus stent drug	62	46	35	46

Established medicines	224	259	-14	-9

Total IHC products	765	802	-5	2

Established medicines - additional products
Voltaren (excl. other divisions)	172	176	-2	4

Ritalin/Focalin	128	161	-20	-18

Tegretol	86	90	-4	2

Trileptal	59	69	-14	-10

Foradil	43	55	-22	-12

Other	55	40	38	39

Total additional products	543	591	-8	-3

Total strategic franchise products	5 933	5 689	4	11

Total established medicines and additional products	1 927	2 634	-27	-22

Total Division net sales	7 860	8 323	-6	0

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Pharmaceuticals net sales by business franchise – Full year

	FY 2014 USD m	FY 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	220	192	15	17

Seebri Breezhaler	146	58	152	159

Ultibro Breezhaler	118	6	nm	nm

Subtotal COPD[1] portfolio	484	256	89	93

Galvus	1 224	1 200	2	6

Xolair[2]	777	613	27	30

TOBI	281	387	-27	-26

Other	46	40	15	20

Total strategic franchise products	2 812	2 496	13	16

Diovan	2 345	3 524	-33	-32

Exforge	1 396	1 456	-4	-2

Tekturna/Rasilez	207	290	-29	-27

Other	1 201	1 312	-8	-6

Total Established medicines	5 149	6 582	-22	-20

Total Primary Care products	7 961	9 078	-12	-10

Oncology
Gleevec/Glivec	4 746	4 693	1	2

Tasigna	1 529	1 266	21	24

Subtotal Bcr-Abl franchise	6 275	5 959	5	7

Sandostatin	1 650	1 589	4	6

Afinitor/Votubia	1 575	1 309	20	22

Exjade	926	893	4	6

Femara	380	384	-1	2

Jakavi	279	163	71	72

Zometa	264	600	-56	-55

Proleukin	74	91	-19	-19

Zykadia	31	0	nm	nm

Other	249	228	9	10

Total Oncology products	11 703	11 216	4	6

Specialty - Neuroscience
Gilenya	2 477	1 934	28	30

Exelon/Exelon Patch	1 009	1 032	-2	-1

Comtan/Stalevo	371	401	-7	-4

Extavia	177	159	11	11

Other	66	78	-15	-15

Total strategic franchise products	4 100	3 604	14	15

Established medicines	409	444	-8	-3

Total Neuroscience products	4 509	4 048	11	13

Specialty - Ophthalmics
Lucentis	2 441	2 383	2	5

Other	63	61	3	5

Total Opthalmics products	2 504	2 444	2	5

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	684	750	-9	-6

Myfortic	543	637	-15	-11

Zortress/Certican	327	249	31	36

Ilaris	199	119	67	69

Other	173	169	2	4

Total strategic franchise products	1 926	1 924	0	3

Everolimus stent drug	205	247	-17	-18

Established medicines	981	1 112	-12	-10

Total IHC products	3 112	3 283	-5	-3

Established medicines - additional products
Voltaren (excl. other divisions)	632	675	-6	-3

Ritalin/Focalin	492	594	-17	-16

Tegretol	346	342	1	4

Trileptal	265	257	3	6

Foradil	175	205	-15	-10

Other	92	72	28	29

Total additional products	2 002	2 145	-7	-4

Total strategic franchise products	23 045	21 684	6	8

Total established medicines and additional products	8 746	10 530	-17	-15

Total Division net sales	31 791	32 214	-1	1

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Net sales by region1 – Fourth quarter

	Q4 2014	Q4 2013	% change		Q4 2014	Q4 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 733	2 847	-4	5	35	34

US	2 374	2 572	-8	-8	30	31

Asia/Africa/Australasia	1 880	2 105	-11	-5	24	25

Canada and Latin America	873	799	9	19	11	10

Total	7 860	8 323	-6	0	100	100

Of which in Established Markets	5 687	6 256	-9	-4	72	75

Of which in Emerging Growth Markets	2 173	2 067	5	13	28	25

Alcon

Europe	695	749	-7	4	26	28

US	1 108	1 028	8	8	41	39

Asia/Africa/Australasia	610	597	2	9	23	22

Canada and Latin America	290	281	3	12	10	11

Total	2 703	2 655	2	7	100	100

Of which in Established Markets	1 995	1 994	0	4	74	75

Of which in Emerging Growth Markets	708	661	7	17	26	25

Sandoz

Europe	1 111	1 207	-8	3	44	50

US	935	737	27	27	37	31

Asia/Africa/Australasia	308	316	-3	2	12	13

Canada and Latin America	158	151	5	16	7	6

Total	2 512	2 411	4	11	100	100

Of which in Established Markets	1 877	1 735	8	13	75	72

Of which in Emerging Growth Markets	635	676	-6	6	25	28

Continuing operations

Europe	4 539	4 803	-5	4	35	36

US	4 417	4 337	2	2	34	32

Asia/Africa/Australasia	2 798	3 018	-7	-1	21	23

Canada and Latin America	1 321	1 231	7	17	10	9

Total	13 075	13 389	-2	3	100	100

Of which in Established Markets	9 559	9 985	-4	0	73	75

Of which in Emerging Growth Markets	3 516	3 404	3	12	27	25

Vaccines[2]

Europe	198	165	20	29	40	33

US	128	171	-25	-25	26	34

Asia/Africa/Australasia	81	95	-15	-12	16	19

Canada and Latin America	87	73	19	39	18	14

Total	494	504	-2	4	100	100

Of which in Established Markets	340	352	-3	2	69	70

Of which in Emerging Growth Markets	154	152	1	10	31	30

Consumer Health

Europe	465	506	-8	4	44	49

US	247	210	18	18	23	20

Asia/Africa/Australasia	224	202	11	16	21	20

Canada and Latin America	128	116	10	17	12	11

Total	1 064	1 034	3	11	100	100

Of which in Established Markets	682	663	3	8	64	64

Of which in Emerging Growth Markets	382	371	3	15	36	36

Total

Europe	5 202	5 474	-5	5	36	37

US	4 792	4 718	2	2	33	32

Asia/Africa/Australasia	3 103	3 315	-6	-1	21	22

Canada and Latin America	1 536	1 420	8	18	10	9

Total (excluding divested blood transfusion diagnostics unit sales)	14 633	14 927	-2	4	100	100

Of which in Established Markets	10 581	11 000	-4	1	72	74

Of which in Emerging Growth Markets	4 052	3 927	3	12	28	26

Divested blood transfusion diagnostics unit sales		152

Total Group	14 633	15 079	-3	3

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Net sales by region1 – Full year

	FY 2014	FY 2013 [2]	% change		FY 2014	FY 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	11 245	10 993	2	3	35	34

US	9 772	10 256	-5	-5	31	32

Asia/Africa/Australasia	7 655	7 947	-4	0	24	25

Canada and Latin America	3 119	3 018	3	13	10	9

Total	31 791	32 214	-1	1	100	100

Of which in Established Markets	23 653	24 493	-3	-2	74	76

Of which in Emerging Growth Markets	8 138	7 721	5	11	26	24

Alcon

Europe	2 872	2 831	1	4	27	27

US	4 349	4 179	4	4	40	40

Asia/Africa/Australasia	2 449	2 378	3	8	23	23

Canada and Latin America	1 157	1 108	4	12	10	10

Total	10 827	10 496	3	6	100	100

Of which in Established Markets	8 049	7 918	2	3	74	75

Of which in Emerging Growth Markets	2 778	2 578	8	14	26	25

Sandoz

Europe	4 573	4 596	-1	2	48	50

US	3 215	2 821	14	14	34	31

Asia/Africa/Australasia	1 168	1 139	3	6	12	12

Canada and Latin America	606	603	0	8	6	7

Total	9 562	9 159	4	7	100	100

Of which in Established Markets	7 035	6 625	6	7	74	72

Of which in Emerging Growth Markets	2 527	2 534	0	6	26	28

Continuing operations

Europe	18 690	18 420	1	3	36	36

US	17 336	17 256	0	0	33	33

Asia/Africa/Australasia	11 272	11 464	-2	2	22	22

Canada and Latin America	4 882	4 729	3	12	9	9

Total	52 180	51 869	1	3	100	100

Of which in Established Markets	38 737	39 036	-1	0	74	75

Of which in Emerging Growth Markets	13 443	12 833	5	10	26	25

Vaccines[2]

Europe	549	484	13	15	36	34

US	516	521	-1	-1	34	37

Asia/Africa/Australasia	248	242	2	3	16	17

Canada and Latin America	224	176	27	42	14	12

Total	1 537	1 423	8	10	100	100

Of which in Established Markets	1 112	1 035	7	8	72	73

Of which in Emerging Growth Markets	425	388	10	15	28	27

Consumer Health

Europe	2 059	2 004	3	6	48	49

US	940	847	11	11	22	21

Asia/Africa/Australasia	834	793	5	8	19	20

Canada and Latin America	446	420	6	14	11	10

Total	4 279	4 064	5	8	100	100

Of which in Established Markets	2 798	2 636	6	7	65	65

Of which in Emerging Growth Markets	1 481	1 428	4	11	35	35

Total

Europe	21 298	20 908	2	3	37	36

US	18 792	18 624	1	1	32	32

Asia/Africa/Australasia	12 354	12 499	-1	3	21	22

Canada and Latin America	5 552	5 325	4	13	10	10

Total (excluding divested blood transfusion diagnostics unit sales)	57 996	57 356	1	3	100	100

Of which in Established Markets	42 647	42 707	0	1	74	74

Of which in Emerging Growth Markets	15 349	14 649	5	11	26	26

Divested blood transfusion diagnostics unit sales		565

Total Group	57 996	57 921	0	2

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Principal currency translation rates

Fourth quarter

	Average rates Q4 2014 USD	Average rates Q4 2013 USD	Period-end rates Dec 31, 2014 USD	Period-end rates Dec 31, 2013 USD

1 CHF	1.037	1.107	1.010	1.124

1 EUR	1.249	1.361	1.215	1.378

1 GBP	1.583	1.619	1.556	1.653

100 JPY	0.875	0.997	0.836	0.952

100 RUB	2.125	3.071	1.722	3.044

Full year

	Average rates FY 2014 USD	Average rates FY 2013 USD	Period-end rates Dec 31, 2014 USD	Period-end rates Dec 31, 2013 USD

1 CHF	1.094	1.079	1.010	1.124

1 EUR	1.329	1.328	1.215	1.378

1 GBP	1.648	1.564	1.556	1.653

100 JPY	0.947	1.026	0.836	0.952

100 RUB	2.649	3.142	1.722	3.044

Income from associated companies

	Q4 2014 USD m	Q4 2013 USD m	FY 2014 USD m	FY 2013 USD m

Share of estimated Roche reported net income	191	207	813	817

Prior-year adjustment			-56	-59

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-39	-158	-154

Net income effect from Roche	153	168	599	604

LTS Lohmann Therapie-Systeme AG	421	7	436	31

Idenix Pharmaceuticals Inc.			812

Income from other associated companies related to continuing operations	6	-20	71	-36

Income from associated companies related to continuing operations	580	155	1 918	599

Income from other associated companies related to discontinuing operations	-1	-1	2	1

Total income from associated companies	579	154	1 920	600

Vaccines segment – 2013 comparative information

The following reconciles previously published results for the Vaccines segment to the revised presentation:

Vaccines – Fourth quarter and full year 2013

	Vaccines as previously published [1]		Transfers to continuing Corporate [2]		Reported Vaccines		Divested blood transfusion diagnostics unit		Vaccines excluding Diagnostics		Core adjustments		Vaccines Core result excluding Diagnostics

	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m	Q4 2013 USD m	FY 2013 USD m

Net sales to third parties	655	1 987			655	1 987	-152	-565	503	1 422			503	1 422

Sales to other segment	11	61			11	61	-2	-10	9	51			9	51

Net sales of segment	666	2 048			666	2 048	-154	-575	512	1 473			512	1 473

Other revenues	135	333	-48	-84	87	249	-78	-212	9	37			9	37

Cost of goods sold	-511	-1 578	4	7	-507	-1 571	115	447	-392	-1 124	38	143	-354	-981

Gross profit	290	803	-44	-77	246	726	-117	-340	129	386	38	143	167	529

Marketing & Sales	-91	-334			-91	-334	14	45	-77	-289			-77	-289

Research & Development	-132	-476			-132	-476	6	29	-126	-447	6	24	-120	-423

General & Administration	-38	-140			-38	-140	7	21	-31	-119			-31	-119

Other income	24	70			24	70	-7	-9	17	61			17	61

Other expense	-11	-88	1	4	-10	-84	2	15	-8	-69		8	-8	-61

Operating income/loss	42	-165	-43	-73	-1	-238	-95	-239	-96	-477	44	175	-52	-302

as % of net sales	6.4%	-8.3%			-0.2%	-12.0%	62.5%	42.3%	-19.1%	-33.5%			-10.3%	-21.2%

Income from associated companies	-1	1			-1	1			-1	1			-1	1

[1] Including the divested blood transfusion diagnostics unit.
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “pipeline,” “will,” “momentum,” “recommended,” “on track,” “ongoing,” “outlook,” “expected,” “confident,” “positioned,” “pending,” “to be acquired,” “strategy,” “launches,” “launched,” “launch,” “focus,” “positive opinions,” “could,” “initiated,” “to evaluate,” “moves towards,” “designed,” “in the future,” “expects,” “expect,” “would,” “committed,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential completion of the announced transactions with GSK and CSL, or regarding potential future sales or earnings of any of the businesses involved in the transactions with GSK, Lilly or CSL, and regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transactions with GSK and CSL will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Novartis Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the announced transactions, including the divestment of our former Animal Health Division to Lilly, may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including as a result of recent changes in monetary policy by the Swiss National Bank; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Neupogen® is a registered trademark of Amgen Inc. Stelara® is a registered trademark of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 130,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2014 Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its 2014 Annual Report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 27, 2015                              Annual General Meeting
April 23, 2015                                    First quarter results 2015
June 17-18, 2015                                Novartis investor event in Boston, US
July 21, 2015                                      Second quarter results 2015
October 27, 2015                               Third quarter results 2015